FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of February
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

27 February 2012

HSBC HOLDINGS PLC
2011 RESULTS - HIGHLIGHTS

·	Reported profit before tax US$21.9bn, up 15% on 2010, including US$3.9bn of favourable fair value movements on own debt*

·	Gained traction in 1st year of 3 year strategy to reshape the Group, improve returns and position for growth

·	As part of reshaping the Group, announced disposal/closure of 16 businesses in 2011, and 3 to date, in 2012

·	Strong performance in faster-growing markets, revenue up 12% in Asia, Latin America and MENA, which now account for 49% of Group revenue

·	Record year in Commercial Banking with profit before tax of US$7.9bn up 31%

·	Global Banking and Markets profit before tax US$7.0bn, down 24%, but growth in 6 of 9 business lines

·	Strong growth in cross-selling revenues between Commercial Banking and Global Banking and Markets

·	Retail Banking and Wealth Management profit before tax US$4.3bn, up 11%

·	Cost efficiency ratio weakened from 55.2% to 57.5%

·	Achieved sustainable cost saves of US$0.9bn with strong pipeline of further savings

·
Costs rose by 10%, reflecting higher staff costs, largely in faster-growing markets, and included a number of significant items including restructuring costs of US$1.1bn, partially offset by sustainable savings

·	Return on average ordinary shareholders' equity 10.9%, up from 9.5% in 2010, including fair value on debt

·
Profit attributable to ordinary shareholders of US$16.2bn, up 27% on 2010 of which US$7.3bn was declared in dividends in respect of the year. This compared with US$3.4bn of variable pay awarded (net of tax) to our employees

·	Earnings per share US$0.92, up 26% on 2010

·	Dividends declared in respect of 2011 US$0.41 per ordinary share, up 14% on 2010, with a fourth interim dividend for 2011 of US$0.14 per ordinary share

·
Core tier 1 capital ratio 10.1%, down from 10.5% in 2010, largely reflecting the absorption of Basel 2.5 and credit growth. Our core capital strength is supported by our consistent retention of profit and investment in profit generating capacity, further building reserves

·	Focused on 2013 targets: return on average shareholders' equity 12-15%, cost efficiency ratio 48-52%

Stuart Gulliver, Group Chief Executive said:
"2011 was a year of major progress for HSBC. We gained traction in our strategy designed to simplify the structure and improve the management and control of the Group, thereby improving returns and positioning HSBC for growth. We recorded a strong performance in faster-growing markets and had a record year in commercial banking. I am pleased with our progress but there is a lot more to do and we remain focused on delivering our targets."

Key performance indicators:

Metric	2010	2011	Target/benchmark
Return on average ordinary shareholders' equity (%)	9.5	10.9	12-15
Cost efficiency ratio (%)	55.2	57.5	48-52
Earnings per share (US$)	0.73	0.92	-
Core tier 1 ratio (%)	10.5	10.1	9.5-10.5
*All figures are given on a reported basis, unless otherwise stated

HSBC HOLDINGS REPORTS PRE-TAX PROFIT OF US$21,872 MILLION1

HSBC made a profit before tax of US$21,872m, an increase of US$2,835m, or 15%, compared with 2010.

Net interest income of US$40,662m was US$1,221m, or 3%, higher than 2010.

Net operating income before loan impairment charges and other credit risk provisions of US$72,280m was US$4,033m, or 6%, higher than 2010.

Total operating expenses of US$41,545m rose by US$3,857m, or 10%, compared with 2010. On an underlying basis operating expenses were up 8% compared with 2010.

HSBC's cost efficiency ratio was 57.5% compared with 55.2% in 2010.

Loan impairment charges and other credit risk provisions were US$12,127m in 2011, US$1,912m lower than 2010.

The core tier 1 ratio and tier 1 ratio for the Group remained strong at 10.1% and 11.5%, respectively, at 31 December 2011.

The Group's total assets at 31 December 2011 were US$2,556bn, an increase of US$101bn, or 4%, since 31 December 2010.

Geographical distribution of results1

	Year ended 31 December
	2011		2010
	US$m	%	US$m	%

Europe	4,671	21.3	4,302	22.6
Hong Kong	5,823	26.6	5,692	29.9
Rest of Asia-Pacific	7,471	34.2	5,902	31.0
Middle East and North Africa	1,492	6.8	892	4.7
North America	100	0.5	454	2.4
Latin America	2,315	10.6	1,795	9.4

Profit before tax	21,872	100.0	19,037	100.0

Tax expense	(3,928)		(4,846)

Profit for the year	17,944		14,191

Profit attributable to shareholders of the parent company	16,797		13,159
Profit attributable to non-controlling interests	1,147		1,032

Distribution of results by global business1

	Year ended 31 December
	2011		2010
	US$m	%	US$m	%

Retail Banking and Wealth Management	4,270	19.6	3,839	20.2
Commercial Banking	7,947	36.3	6,090	32.0
Global Banking and Markets	7,049	32.2	9,215	48.4
Global Private Banking	944	4.3	1,054	5.5
Other	1,662	7.6	(1,161)	(6.1)

Profit before tax	21,872	100.0	19,037	100.0

1 All figures on this page are on a reported basis unless otherwise stated.

Statement by Douglas Flint, Group Chairman

Throughout its history HSBC has sought to facilitate economic growth, as it is through such growth that businesses flourish and individuals fulfil the aspirations they have for themselves and those close to them. The cover of this year's Annual Report and Accounts illustrates a core element of HSBC's strategic direction - that is connecting markets by providing the financing and risk management products that facilitate trade and investment flows. In so doing, we help our customers to achieve their growth ambitions and generate economic returns for savers and investors.

The picture also illustrates the shift in emphasis towards the faster-growing markets that underpins HSBC's investment priorities. The port is Santos in Brazil, which is the largest container port in South America; the ship is from China, delivering heavy machinery. The Brazil-China trade corridor has been one of the fastest growing over the last decade with a compound annual rate of growth of around 30%. China is now Brazil's largest trade partner representing 18% of its total trade flows, versus 4% in 2000.

HSBC entered Brazil in 1997 and since then has built its operations to generate pre-tax profits of US$1.2 billion in 2011, an increase of 19% over the prior year. We estimate that we finance over 6% of Brazil's total trade and some 9% of its trade with China. In 2011 we were recognised as 'Financial institution of the year' by the Brazil-China Chamber of Commerce for having contributed most to the growth and development of the Brazil-China trade corridor.

The purpose of the above introduction is to highlight the fact that, notwithstanding the major uncertainties and risks concentrating minds in the advanced economies of Europe and the US, there are still attractive growth opportunities to pursue where our international network and strong balance sheet provide distinctive advantages.

Performance in 2011

In 2011 in our heartland of Asia, throughout the Middle East and in Latin America we made good progress in developing customer business in line with the risk appetite endorsed by the Board. Largely driven by growth in lending in these faster-growing regions, our Commercial Banking business delivered a record performance. In Europe and the US we concentrated on supporting our core customer base, targeting trade services while constraining risk appetite within the financial sector. We also made significant further progress in working down our exit businesses in the US. The Group Chief Executive's Review expands upon the execution of our strategy during 2011.

The strong progress made on strategy execution was all the more marked when contrasted with the fragile confidence that pervaded the advanced economies of the world. Continuing uncertainties arising from the eurozone debt crisis contributed to credit demand remaining muted in Europe, while US recovery lagged expectations held earlier in the year. As investors crowded into the safest asset classes, market activity levels dropped markedly and prices of securities outside the favoured asset classes weakened. These factors markedly reduced trading revenues in the second half of the year.

Against the backdrop of the economic and financial market conditions described above, the Board considered the Group's performance in 2011 to be satisfactory in aggregate and strong in the faster growing markets. Earnings per share rose by 26% to US$0.92 and the Board approved a fourth interim dividend of US$0.14 per ordinary share taking total dividends in respect of 2011 to US$0.41 per share, an increase of US$0.05 per share or 14%. The Board confirmed its intention to continue to pay quarterly dividends during 2012 at the rate of US$0.09 per ordinary share in respect of each of the first three quarters, in line with 2011.

Notably, the capital strengthening required by regulatory reform is being successfully delivered while maintaining the strongest dividend paying record of any bank outside mainland China.

Total dividends declared during 2011 amounted to US$7.3 billion and in the last four years, that is since the financial crisis started, they have amounted to US$27.2 billion, making HSBC the second largest dividend payer in the FTSE100 during this period.

Addressing a matter of public interest, the cost to shareholders of performance-related rewards made within our Global Banking and Markets business in 2011 and during the past four years amounted to some US$1 billion and US$4.7 billion, respectively. Pre-tax profit from Global Banking and Markets was, in aggregate, US$30 billion in the same four years, and represented the largest contribution, at 52%, of Group pre-tax profits during that period.

At the end of 2011, total shareholders' equity stood at US$159 billion, up 24% from its pre-crisis level of US$128 billion at the end of 2007. Over the same period, our balance sheet grew by only 9%. The core tier 1 ratio at the end of 2011 stood at 10.1%, in line with our target range.

As foreshadowed in last year's Statement, the UK government proceeded with its plan to raise £2.5 billion through a levy on the global balance sheets of UK domiciled banks. The cost to HSBC was US$570 million of which US$340 million related to non-UK banking activity. The levy, which is not tax deductible, is the equivalent of US$0.03 per ordinary share and, as indicated last year, would otherwise be available for distribution to shareholders.

Progress on regulatory reform

A number of important milestones were passed during 2011 on the regulatory reform agenda. In the UK the Independent Commission on Banking ('ICB') delivered its report in September and the Government published its response in December. In the US, greater clarity on the Dodd-Frank legislation was delivered through a multitude of notices of proposed new regulation and four US financial regulatory agencies issued proposed uniform regulations that would implement the Volcker Rule, which aims to constrain major financial institutions from engaging in proprietary trading and most hedge fund and proprietary investment activities. The Basel Committee, in conjunction with the Financial Stability Board, set out its proposals to identify and increase capital requirements for Global Systemically Important Banks and most major jurisdictions published their proposals around recovery and resolution planning for major institutions. Europe continued to embed the Basel III proposals within a new draft Capital Requirements Directive ('CRD IV'), the European Banking Authority formally came into existence as the hub of financial regulatory bodies in Europe and, in the UK, HM Treasury published its proposals for a new approach to financial regulation and the replacement of the FSA with a new supervisory structure, directed by the Bank of England.

Many topics remain subject to further debate including cross-border resolution protocols, the governance and operation of central counterparties, the prospective role of clearing systems and exchanges, the calibration of the proposed new liquidity framework, the definition and operation of proposed proprietary trading restrictions, the possible harmonisation and peer review of the calculation of the risk weights that drive capital requirements, a re-assessment of the risk free treatment of sovereign debt and some 22 follow-on workstreams are ongoing in the wake of the UK Government's response to the ICB Report.

It is clear from the above that the industry will continue to bear a heavy burden of both time commitment and cost as it works with policy makers to finalise the regulatory reforms, including addressing the many inconsistencies within and extra-territorial dimensions of national rule-making. We are committed to all necessary constructive dialogue and support to speed the finalisation of these remaining issues. Our input will stress that it is critical that the reforms deliver a sustainable business model that can attract external economic capital. This is essential for the financial system to be able to contribute as fully as it should to the economic growth agenda which is being mandated by political leaders globally.

Board changes

We bid farewell at the upcoming AGM to two directors who have given huge service to HSBC over many years and who will not stand for re-election.

Sir Brian Williamson has served on the Board of HSBC Holdings since 2002 and brought great insight and wisdom to the Board from a distinguished career in financial services, most notably in the areas of money and bond markets, clearing, exchanges and electronic trading platforms where he was a pioneer in establishing The London International Financial Futures and Options Exchange.

Gwyn Morgan has served on the Board of HSBC Holdings since 2006 and before that on the Board of HSBC Canada for some nine years. His vast experience of leading large international companies in the engineering and energy sectors brought a balanced industrialist's perspective to Board discussions and debate.

We shall miss them both and thank them sincerely for their contributions over many years.

We are delighted to welcome two new faces to the Board. Joachim Faber and John Lipsky will join the Board on 1 March.

Joachim Faber stepped down from the Management Board of Allianz at the end of 2011 where he served latterly as CEO of Allianz Global Investors one of the top five investment managers globally. He brings a wealth of experience from the perspective of the investor as well as in depth knowledge of banking, insurance, finance and capital markets from previous roles in a long and distinguished career.

John Lipsky is one of the world's best known and respected economists who most recently served as First Deputy Managing Director at the IMF from which he retired in November 2011. Over the last five years John has been one of the key links between macroeconomic policymakers and the financial community and brings to the Board an exceptional depth of knowledge and understanding of the macroeconomic and geopolitical issues that will shape the future of the global economy.

Fuller details of their background and experience are set out in the Directors' Report.

Brand and reputation

At HSBC we continue to think long-term as we build business platforms and relationships that will create options for value creation in generations to come.

Tactically there are necessary difficult decisions to take in today's subdued economic environment but these are always weighed against what is right for the long-term health of the business. Similarly when things go wrong, as they will from time to time, we judge ourselves, inter alia, against how we respond and how quickly we learn from the experience. Nothing is more important than our reputation.

It was a moment of great pride within the organisation when we were judged to be the most valuable banking brand in the world in the recent Brand Finance® Banking 500 2012 report. This is the 4th time HSBC has headed the list in the last five years. This recognition is a testament to the work of all of my colleagues in building value for customers that translates to shareholder value.

At the same time, however, we reflect that in 2011 we continued to deal with legacy regulatory, legal and reputational issues which remind us that our good work can be destroyed by lapses of judgement or control. The settlement of claims around the historical selling of Payment Protection Insurance in the UK, the fine and compensation arising from the now closed NHFA business and ongoing regulatory and legal investigations in the US across a number of areas are all matters from which we need to learn to ensure they do not recur. The programme of values training which the Group Chief Executive is leading for all employees is but one measure to this end. We are truly sorry to all those who were adversely affected by our failings and to our shareholders for the reputational damage incurred.

Looking ahead

It is just over a year now since Stuart Gulliver and I took on our respective roles. During that time, the leadership team around Stuart has grown in stature and cohesion and is I believe among the best in our industry. That team is supported strongly by talented colleagues whose engagement and commitment to the strategic priorities laid out before them is evident and enthusiastic. On behalf of the Board I want to take this opportunity to thank them for their support and dedication. The uncertain economic and geopolitical backdrop will continue to raise challenges throughout 2012 and beyond. I am, however, confident that HSBC has the people, the financial strength and the right strategic focus and values to do well for those who place their trust in us, thereby meeting their expectations of us and contributing to the fulfilment of their aspirations and ambitions. That is what we exist to do.

Review by Stuart Gulliver, Group Chief Executive

2011 was a year of change for HSBC as we articulated a clear strategy to become the world's leading international bank. We made significant progress in executing this strategy to reshape the Group and improve returns. First, we conducted a Group-wide portfolio review to improve our capital deployment and have now announced the disposal or closure of 16 non-strategic businesses during the year, and a further 3 in 2012. Second, we took action to improve our cost efficiency, achieving sustainable cost saving of US$0.9bn. Third, and most importantly, we continued to position the business for growth, increasing revenues in each of the world's faster-growing regions, particularly in mainland China, India, Malaysia, Brazil and Argentina. Commercial Banking achieved record revenue and profits, helped by loan growth as well as growth in cross-selling from Global Banking and Markets. In Wealth Management we made modest progress towards our target of US$4bn of incremental revenue over the medium term.

Executing our strategy is the primary lever to improve the Group's performance. A substantial amount has been achieved during 2011 but this will be a long journey with significant headwinds, so we are increasing the intensity of execution in 2012.

Group performance headlines

·	HSBC's financial performance was resilient.

·
Reported profit before tax was US$21.9bn, up US$2.8bn on 2010, including US$3.9bn of favourable fair value movements on our own debt attributable to credit spreads, compared with a negative movement of US$63m in 2010.

·	Underlying profit before tax was US$17.7bn, down US$1.2bn on 2010 due to higher costs which were partly offset by a significant improvement in loan impairment charges and other credit risk provisions.

·
We recorded a strong performance in each of the faster-growing regions. Underlying revenues grew in Rest of Asia-Pacific by 12%, in Hong Kong by 6% and in Latin America by 13%. The strong performance in these regions also led to record revenues in Commercial Banking.

·	We achieved strong revenue growth in key markets including mainland China, India, Malaysia, Brazil and Argentina, driving increases in profit before tax.

·
On an underlying basis, total revenues were broadly in line with 2010, despite the turmoil in the eurozone and its adverse effect on Credit and Rates revenue, combined with lower income in Balance Sheet Management and the continued reduction of our consumer finance portfolios in the US.

·
As the process of internationalising the renminbi continued, we strengthened our leadership position with a bond clearing licence in mainland China and as the market leader in the offshore 'Dim Sum' bond market. In addition, Commercial Banking and Global Banking and Markets successfully completed our first global US dollar-renminbi cross-currency swap and we extended our renminbi capability to over 50 markets, across all continents.

·
Despite the eurozone sovereign debt concerns which dominated European market sentiment and depressed revenues in Global Banking and Markets, revenues grew strongly in over half of our business lines in Global Banking and Markets, including Equities and Foreign Exchange, and in Global Banking. This in part reflected the collaboration with Commercial Banking which has delivered more than US$500m in incremental revenues.

·
In Wealth Management we made modest progress towards our medium-term target of US$4bn incremental revenue, with revenue growth of some US$300m. Notably, we generated strong sales of insurance products in Hong Kong, Latin America and Rest of Asia-Pacific, while revenue from distribution of investment products to our clients and Global Asset Management was broadly unchanged, reflecting difficult market conditions, particularly in the second half of the year.

·
Costs rose by 10%, reflecting wage inflation in key markets and higher average full-time equivalent employee numbers for the year (although numbers have fallen since the first quarter), as well as an increase in significant items. These included restructuring costs (including the impairment of certain intangible assets) of US$1.1bn, UK customer redress programmes of US$898m and a bank levy introduced by the UK Government of US$570m, partly offset by a UK pension credit of US$587m. The rise in costs was partially offset by US$0.9bn in sustainable cost savings achieved so far in executing our strategy.

·	As a result of these factors, the cost efficiency ratio worsened from 55.2% to 57.5% on a reported basis, and from 55.6% to 61.0% on an underlying basis.

·
Our results continue to be adversely affected by the losses in the US consumer finance business, which, on an underlying basis, were US$2.4bn and US$2.2bn in 2011 and 2010, respectively. We have agreed the sale of the profitable US Card and Retail Services portfolio with the remainder of the loss-making US consumer finance business being run down.

·	Return on average ordinary shareholders' equity was 10.9%, up from 9.5% in 2010, reflecting the favourable movement on the fair value of our own debt.

·
The Group's pre-tax return on risk-weighted assets ('RoRWA') for 2011 was 1.9%, or 1.5% on an underlying basis. Adjusting for negative returns on US consumer finance business and legacy credit in Global Banking and Markets, the remainder of the Group achieved a RoRWA of 2.2% in 2011 and 2.3% in 2010.

·	Dividends declared in respect of 2011 totalled US$7.3bn, or US$0.41 per ordinary share, an increase of 14%, with a fourth interim dividend for 2011 of US$0.14 per ordinary share.

·
The core tier 1 ratio was 10.1% at 31 December 2011, down from 10.5% at 31 December 2010, reflecting an increase in risk-weighted assets ('RWA's) due to the introduction of Basel 2.5 in Global Banking and Markets and growth in lending balances including those classified as held for sale. The growth in RWAs was notably in Commercial Banking, which included an increase in the RWAs of our mainland China associates.

·
Profit attributable to ordinary shareholders increased by 27% to US$16.2bn, of which US$7.3bn was declared in dividends in respect of the year. This compared with US$3.4bn of variable pay awarded (net of tax) to our employees for 2011.

Progress on strategy

There are two major trends which are key to HSBC's future: the continuing growth of international trade and capital flows; and wealth creation, particularly in faster-growing markets. In May, we defined a new strategy for the Group to capitalise on these trends and connect customers to opportunities by building on our distinctive presence in the network of markets which generate the major trade and capital flows, capturing wealth creation in target markets and focusing on retail banking only where we can achieve profitable scale.

In a difficult operating environment this strategy is key to improving our performance and we remain focused on delivering our targets of a return on average shareholders' equity of 12-15% and a cost efficiency ratio of 48-52% by the end of 2013. We are executing the strategy by deploying capital more effectively, implementing measures to improve our cost efficiency and positioning the business for growth. We have made significant progress in all of these three areas.

First, to ensure effective deployment of capital, we undertook a Group-wide review of our business, testing each part of the portfolio against our five filters framework. This looks at the strategic relevance of each country, and each business in each country, assessing their connectivity, economic development, profitability, cost efficiency and liquidity. As a result, we announced 16 disposals or closures in 2011 and a further 3 in 2012, including two large transactions in the US, the disposal of Retail Banking and Wealth Management operations in Russia, Chile and Thailand and the exit of operations in Poland and Georgia. When completed, these disposals and closures should represent a reduction of around US$50bn of risk-weighted assets and the transfer to the acquirers of approximately 12,000 full-time equivalent employees. We are continuing this process in 2012 and have identified a number of further transactions.

Second, to improve cost efficiency we achieved US$0.9bn of sustainable savings. Our programmes to implement consistent business models and restructure global businesses and global functions progressed well. We are creating a leaner Group, removing layers of management to give staff greater responsibility, improve decision making and reduce bureaucracy. We have identified a strong pipeline of further sustainable cost savings which we believe will deliver at the upper end of our target of US$2.5-3.5bn of sustainable savings by 2013.

Third, we continued to position the business for growth, as outlined in the performance headlines.

We are increasing the intensity of strategy execution in 2012 and will provide a further update at our forthcoming Investor Strategy Day.

Our purpose and values

HSBC is one of the world's largest banking and financial services organisations. We serve around 89 million customers and our network covers 85 countries and territories. With around 7,200 offices in both established and faster-growing markets, we aim to be where the growth is, connecting customers to opportunities, enabling businesses to thrive and economies to prosper, and ultimately helping people to realise their ambitions.

We are putting a new emphasis on values at HSBC, so that our employees are empowered to do the right thing and to act with courageous integrity. We recognise that we have not always got this right in the past. The inappropriate advice given to customers of NHFA Limited was completely unacceptable. We are profoundly sorry about what happened and are committed to standing fully behind our customers. This case has reinforced our determination to address legacy issues in HSBC.

Over the past year we have made our values more explicit to ensure we meet the expectations of society, customers, regulators and investors. Those values are that we are dependable, open to different ideas and cultures and connected to customers, communities, regulators and each other. We are ensuring that everyone who works for HSBC lives by these values and have made them a key part of every individual's annual performance review. By setting the highest standards of behaviour our aim is that all of our employees and customers can be proud of our business.

Outlook

In 2012, notwithstanding the macroeconomic, regulatory and political uncertainties which we believe will persist, we expect continued strong growth in the dynamic markets of Asia, Latin America and the Middle East, although at a more moderate pace than in 2011, and that mainland China will achieve a soft landing. We believe that trade and capital flows between emerging areas of the world will also continue to grow, and could increase tenfold in the next 40 years.

As these results demonstrate, HSBC is well-positioned in the faster-growing markets and across international trade flows to benefit from these engines of global growth.

In 2011 we generated a return on average ordinary shareholders' equity of 10.9% compared with 9.5% in 2010. The strength of our position gives us confidence that by the end of 2012 we will have developed a clear trajectory towards meeting our target of 12-15% by the end of 2013.

Finally, I am pleased to report we had good results in January.

Financial Overview

Year ended 31 December				Year ended 31 December
2011				2011	2010
£m	HK$m			US$m	US$m
		For the year
13,648	170,274	Profit before tax		21,872	19,037
10,481	130,765	Profit attributable to shareholders of the parent company		16,797	13,159
4,323	53,934	Dividends declared on ordinary shares		6,928	5,937

		At the year-end
102,536	1,232,976	Total shareholders' equity		158,725	147,667
110,036	1,323,155	Capital resources		170,334	167,555
810,036	9,740,489	Customer accounts		1,253,925	1,227,725
1,650,904	19,851,738	Total assets		2,555,579	2,454,689
781,346	9,395,505	Risk-weighted assets		1,209,514	1,103,113

£	HK$			US$	US$
		Per ordinary share
0.57	7.16	Basic earnings		0.92	0.73
0.24	3.04	Dividends1		0.39	0.34
5.29	66.02	Net asset value		8.48	7.94

		Share information
		US$0.50 ordinary shares in issue		17,868m	17,686m
		Market capitalisation		US$136bn	US$180bn
		Closing market price per share		£4.91	£6.51

			Over 1 year	Over 3 years	Over 5 years

		Total shareholder return to	79.1	96.8	78.2
		31 December 20112
		Benchmarks: FTSE 100	97.8	140.3	107.9
		MSCI World	95.7	129.4	114.9
		MSCI Banks	82.7	107.5	60.5

1
The dividend per share of US$0.39 shown in the accounts is the total of the dividends declared during 2011. This represents the fourth interim dividend for 2010 and the first, second and third interim dividends for 2011. As the fourth interim dividend for 2011 was declared in 2012 it will be reflected in the accounts for 2012.

2	Total shareholder return ('TSR') is defined as the growth in share value and declared dividend income during the relevant period.

	Year ended 31 December
	2011	2010
	%	%
Performance ratios
Return on average invested capital1	10.2	8.7
Return on average ordinary shareholders' equity2	10.9	9.5
Post-tax return on average total assets	0.6	0.6
Pre-tax return on average risk-weighted assets	1.9	1.7

Efficiency and revenue mix ratios
Cost efficiency ratio	57.5	55.2

As a percentage of total operating income:
- net interest income	48.7	49.3
- net fee income	20.6	21.7
- net trading income	7.8	9.0

Capital ratios
- Core tier 1 ratio	10.1	10.5
- Tier 1 ratio	11.5	12.1
- Total capital ratio	14.1	15.2

1
Return on average invested capital is based on the profit attributable to ordinary shareholders. Average invested capital is measured as average total shareholders' equity after adding back goodwill previously amortised or written-off directly to reserves, deducting average equity preference shares issued by HSBC Holdings and deducting/(adding) average reserves for unrealised gains/(losses) on effective cash flow hedges and available-for-sale securities and property revaluation reserves. This measure reflects capital initially invested and subsequent profit.

2	The return on average total shareholders' equity is defined as profit attributable to shareholders of the parent company divided by average ordinary shareholders' equity.

Consolidated Income Statement

Year ended 31 December			Year ended 31 December
2011			2011	2010
£m	HK$m		US$m	US$m

39,315	490,494	Interest income	63,005	58,345
(13,942)	(173,940)	Interest expense	(22,343)	(18,904)

25,373	316,554	Net interest income	40,662	39,441
-	-
13,414	167,354	Fee income	21,497	21,117
(2,706)	(33,763)	Fee expense	(4,337)	(3,762)

10,708	133,591	Net fee income	17,160	17,355

2,049	25,559	Trading income excluding net interest income	3,283	4,680
2,011	25,090	Net interest income on trading activities	3,223	2,530

4,060	50,649	Net trading income	6,506	7,210

		Changes in fair value of long-term debt issued
2,596	32,393	and related derivatives	4,161	(258)
		Net income/(expense) from other financial instruments
(450)	(5,619)	designated at fair value	(722)	1,478
		Net income/(expense) from financial instruments
2,146	26,774	designated at fair value	3,439	1,220

566	7,061	Gains less losses from financial investments	907	968
93	1,160	Dividend income	149	112
8,032	100,209	Net earned insurance premiums	12,872	11,146
1,102	13,746	Other operating income	1,766	2,562

52,080	649,744	Total operating income	83,461	80,014

		Net insurance claims incurred and movement in
(6,978)	(87,044)	liabilities to policyholders	(11,181)	(11,767)

		Net operating income before loan impairment charges
45,102	562,700	and other credit risk provisions	72,280	68,247
(7,567)	(94,409)	Loan impairment charges and other credit risk provisions	(12,127)	(14,039)

37,535	468,291	Net operating income	60,153	54,208

(13,208)	(164,778)	Employee compensation and benefits	(21,166)	(19,836)
(10,894)	(135,918)	General and administrative expenses	(17,459)	(15,156)
		Depreciation and impairment of property, plant and
(980)	(12,222)	equipment	(1,570)	(1,713)
(842)	(10,510)	Amortisation and impairment of intangible assets	(1,350)	(983)

(25,924)	(323,428)	Total operating expenses	(41,545)	(37,688)

11,611	144,863	Operating profit	18,608	16,520
-	-
2,037	25,411	Share of profit in associates and joint ventures	3,264	2,517

13,648	170,274	Profit before tax	21,872	19,037
-	-
(2,451)	(30,580)	Tax expense	(3,928)	(4,846)

11,197	139,694	Profit for the year	17,944	14,191

		Profit attributable to shareholders of the parent
10,481	130,765	company	16,797	13,159

716	8,929	Profit attributable to non-controlling interests	1,147	1,032

Consolidated Statement of Comprehensive Income

	Year ended 31 December
	2011	2010
	US$m	US$m

Profit for the year	17,944	14,191

Other comprehensive income/(expense)
Available-for-sale investments	674	5,835
- fair value gains	1,279	6,368
- fair value gains transferred to income statement on disposal	(820)	(1,174)
- amounts transferred to the income statement in respect of
impairment losses	583	1,118
- income taxes	(368)	(477)

Cash flow hedges	187	(271)
- fair value losses	(581)	(178)
- fair value (gains)/losses transferred to income statement	788	(164)
- income taxes	(20)	71

Actuarial gains/(losses) on defined benefit plans	1,009	(61)
- before income taxes	1,267	(60)
- income taxes	(258)	(1)

Share of other comprehensive income/(expense) of associates and joint ventures	(710)	107
Exchange differences	(2,865)	(567)
Income tax attributable to exchange differences	165	-

Other comprehensive income for the year, net of tax	(1,540)	5,043

Total comprehensive income for the year	16,404	19,234

Total comprehensive income for the year attributable to:
- shareholders of the parent company	15,366	18,087
- non-controlling interests	1,038	1,147

	16,404	19,234

Consolidated Balance Sheet

Year ended 31 December			Year ended 31 December
2011			2011	2010
£m	HK$m		US$m	US$m

		ASSETS

83,917	1,009,079	Cash and balances at central banks	129,902	57,383
5,302	63,760	Items in the course of collection from other banks	8,208	6,072
13,516	162,522	Hong Kong Government certificates of indebtedness	20,922	19,057
213,471	2,566,943	Trading assets	330,451	385,052
19,933	239,689	Financial assets designated at fair value	30,856	37,011
223,761	2,690,672	Derivatives	346,379	260,757
116,918	1,405,907	Loans and advances to banks	180,987	208,271
607,517	7,305,252	Loans and advances to customers	940,429	958,366
258,428	3,107,542	Financial investments	400,044	400,755
25,554	307,287	Assets held for sale	39,558	1,991
31,460	378,294	Other assets	48,699	41,260
685	8,242	Current tax assets	1,061	1,096
6,498	78,138	Prepayments and accrued income	10,059	11,966
13,178	158,459	Interests in associates and joint ventures	20,399	17,198
18,756	225,536	Goodwill and intangible assets	29,034	29,922
7,019	84,399	Property, plant and equipment	10,865	11,521
4,991	60,016	Deferred tax assets	7,726	7,011

1,650,904	19,851,737	Total assets	2,555,579	2,454,689

		LIABILITIES AND EQUITY

		Liabilities
13,516	162,522	Hong Kong currency notes in circulation	20,922	19,057
72,883	876,401	Deposits by banks	112,822	110,584
810,036	9,740,489	Customer accounts	1,253,925	1,227,725
5,649	67,931	Items in the course of transmission to other banks	8,745	6,663
171,314	2,060,011	Trading liabilities	265,192	300,703
55,378	665,904	Financial liabilities designated at fair value	85,724	88,133
223,115	2,682,912	Derivatives	345,380	258,665
84,634	1,017,709	Debt securities in issue	131,013	145,401
14,341	172,450	Liabilities of disposal groups held for sale	22,200	86
18,068	217,249	Other liabilities	27,967	27,964
1,368	16,445	Current tax liabilities	2,117	1,804
39,573	475,860	Liabilities under insurance contracts	61,259	58,609
8,466	101,807	Accruals and deferred income	13,106	13,906
2,147	25,821	Provisions	3,324	2,138
981	11,792	Deferred tax liabilities	1,518	1,093
2,368	28,477	Retirement benefit liabilities	3,666	3,856
19,771	237,747	Subordinated liabilities	30,606	33,387

1,543,608	18,561,527	Total liabilities	2,389,486	2,299,774

		Equity
5,771	69,399	Called up share capital	8,934	8,843
5,463	65,694	Share premium account	8,457	8,454
3,780	45,451	Other equity instruments	5,851	5,851
15,255	183,441	Other reserves	23,615	25,414
72,267	868,991	Retained earnings	111,868	99,105

102,536	1,232,976	Total shareholders' equity	158,725	147,667
4,760	57,234	Non-controlling interests	7,368	7,248

107,296	1,290,210	Total equity	166,093	154,915

1,650,904	19,851,737	Total equity and liabilities	2,555,579	2,454,689

Consolidated Statement of Cash Flows

	Year ended 31 December
	2011	2010
	US$m	US$m

Cash flows from operating activities
Profit before tax	21,872	19,037

Adjustments for:
- net gain from investing activities	(1,196)	(1,698)
- share of profits in associates and joint ventures	(3,264)	(2,517)
- other non-cash items included in profit before tax	19,878	18,887
- change in operating assets	(7,412)	(13,267)
- change in operating liabilities	44,012	42,272
- elimination of exchange differences	10,840	(1,799)
- dividends received from associates	304	441
- contributions paid to defined benefit plans	(1,177)	(3,321)
- tax paid	(4,095)	(2,293)

Net cash generated from operating activities	79,762	55,742

Cash flows from investing activities
Purchase of financial investments	(319,008)	(341,202)
Proceeds from the sale and maturity of financial investments	311,702	321,846
Purchase of property, plant and equipment	(1,505)	(2,533)
Proceeds from the sale of property, plant and equipment	300	4,373
Proceeds from the sale of loan portfolios	-	4,243
Net purchase of intangible assets	(1,571)	(1,179)
Net cash outflow from acquisition of subsidiaries	-	(86)
Net cash inflow from disposal of subsidiaries	216	466
Net cash outflow from acquisition of or increase in stake of associates	(90)	(1,589)
Net cash outflow from the consolidation of funds	-	(19,566)
Proceeds from disposal of associates and joint ventures	25	254

Net cash used in investing activities	(9,931)	(34,973)

Cash flows from financing activities
Issue of ordinary share capital	96	180
Issue of other equity instruments	-	3,718
Net sales/(purchases) of own shares for market-making and investment purposes	(225)	163
Net sales/(purchases) of own shares to meet share awards and share option awards	(136)	11
On exercise of share options	-	2
Subordinated loan capital issued	7	4,481
Subordinated loan capital repaid	(3,777)	(2,475)
Net cash inflow/(outflow) from change in stake in subsidiaries	104	(229)
Dividends paid to shareholders of the parent company	(5,014)	(3,441)
Dividends paid to non-controlling interests	(568)	(595)
Dividends paid to holders of other equity instruments	(573)	(413)

Net cash generated from financing activities	(10,086)	1,402

Net increase in cash and cash equivalents	59,745	22,171

Cash and cash equivalents at 1 January	274,076	250,766
Exchange differences in respect of cash and cash equivalents	(8,372)	1,139

Cash and cash equivalents at 31 December	325,449	274,076

Consolidated Statement of Changes in Equity

	Year ended 31 December
	2011	2010
	US$m	US$m

Called up share capital
At 1 January	8,843	8,705
Shares issued under employee share plans	6	12
Shares issued in lieu of dividends and amounts arising thereon	85	126

At 31 December	8,934	8,843

Share premium
At 1 January	8,454	8,413
Shares issued under employee share plans	90	168
Shares issued in lieu of dividends and amounts arising thereon	(87)	(127)

At 31 December	8,457	8,454

Other equity instruments
At 1 January	5,851	2,133
Capital securities issued	-	3,718

At 31 December	5,851	5,851

Retained earnings1
At 1 January	99,105	88,737
Profit for the year	16,797	13,159
Other comprehensive income
Actuarial gains/(losses) on defined benefit plans	1,078	(58)
Share of other comprehensive income of associates and joint ventures	(710)	107

Other comprehensive income (net of tax)	368	49

Total comprehensive income for the year	17,165	13,208
Shares issued in lieu of dividends and amounts arising thereon	2,232	2,524
Dividends to shareholders	(7,501)	(6,350)
Tax credit on distributions	128	122
Own shares adjustment	(361)	174
Cost of share-based payment arrangements	1,154	812
Income taxes on share-based payments	21	(14)
Other movements	(75)	(58)
Changes in ownership interests in subsidiaries that did not result in loss of control	-	(50)

At 31 December	111,868	99,105

Other reserves
Available-for-sale fair value reserve
At 1 January	(4,077)	(9,965)
Other comprehensive income
Available-for-sale investments	716	5,671

Other comprehensive income (net of tax)	716	5,671

Total comprehensive income for the year	716	5,671
Other movements	-	217

At 31 December	(3,361)	(4,077)

1
The movement in reserves relating to equity-settled share-based payment arrangements is recognised in 'Retained earnings' in the 'Consolidated statement of change in equity', with effect from 1 January 2011. Previously, it was disclosed separately in a 'Share-based payment reserve' within 'Other reserves'. Comparative data have been restated accordingly. The adjustment reduced 'Other reserves' and increased 'Retained earnings' by US$2,274m at 31 December 2011 (2010: US$1,755m; 2009: US$1,925m). There was no effect on basic or diluted earnings per share following this change.

	Year ended 31 December
	2011	2010
	US$m	US$m

Cash flow hedging reserve
At 1 January	(285)	(26)
Other comprehensive income
Cash flow hedges	190	(266)

Other comprehensive income (net of tax)	190	(266)

Total comprehensive income for the year	190	(266)
Other movements	-	7

At 31 December	(95)	(285)

Foreign exchange reserve
At 1 January	2,468	2,994
Other comprehensive income
Exchange differences	(2,705)	(526)

Other comprehensive income (net of tax)	(2,705)	(526)

Total comprehensive income for the year	(2,705)	(526)

At 31 December	(237)	2,468

Merger reserve
At 1 January and 31 December	27,308	27,308

	Year ended 31 December
	2011	2010
	US$m	US$m

Total shareholders' equity
At 1 January	147,667	128,299
Profit for the year	16,797	13,159
Other comprehensive income
Available-for-sale investments	716	5,671
Cash flow hedges	190	(266)
Actuarial gains/(losses) on defined benefit plans	1,078	(58)
Share of other comprehensive income of associates and joint ventures	(710)	107
Exchange differences	(2,705)	(526)

Other comprehensive income (net of tax)	(1,431)	4,928

Total comprehensive income for the year	15,366	18,087
Shares issued under employee share plans	96	180
Shares issued in lieu of dividends and amounts arising thereon	2,230	2,523
Capital securities issued	-	3,718
Dividends to shareholders	(7,501)	(6,350)
Tax credit on distributions	128	122
Own shares adjustment	(361)	174
Cost of share-based payment arrangements	1,154	812
Income taxes on share-based payments	21	(14)
Other movements	(75)	166
Changes in ownership interests in subsidiaries that did not result in loss of control	-	(50)

At 31 December	158,725	147,667

Non-controlling interests
At 1 January	7,248	7,362
Profit for the year	1,147	1,032
Other comprehensive income
Available-for-sale investments	(42)	164
Cash flow hedges	(3)	(5)
Actuarial losses on defined benefit plans	(69)	(3)
Exchange differences	5	(41)

Other comprehensive income (net of tax)	(109)	115

Total comprehensive income for the year	1,038	1,147
Dividends to shareholders	(815)	(725)
Other movements	28	3
Acquisition and disposal of subsidiaries	(252)	(436)
Changes in ownership interests in subsidiaries that did not result in loss of control	121	(103)

At 31 December	7,368	7,248

	Year ended 31 December
	2011	2010
	US$m	US$m

Total equity
At 1 January	154,915	135,661
Profit for the year	17,944	14,191
Other comprehensive income
Available-for-sale investments	674	5,835
Cash flow hedges	187	(271)
Actuarial gains/(losses) on defined benefit plans	1,009	(61)
Share of other comprehensive income of associates and joint ventures	(710)	107
Exchange differences	(2,700)	(567)

Other comprehensive income (net of tax)	(1,540)	5,043

Total comprehensive income for the year	16,404	19,234
Shares issued under employee share plans	96	180
Shares issued in lieu of dividends and amounts arising thereon	2,230	2,523
Capital securities issued	-	3,718
Dividends to shareholders	(8,316)	(7,075)
Tax credit on distributions	128	122
Own shares adjustment	(361)	174
Cost of share-based payment arrangements	1,154	812
Income taxes on share-based payments	21	(14)
Other movements	(47)	169
Acquisition and disposal of subsidiaries	(252)	(436)
Changes in ownership interests in subsidiaries that did not result in loss of control	121	(153)

At 31 December	166,093	154,915

Additional Information

1.  Basis of preparation and accounting policies

The basis of preparation and summary of significant accounting policies applicable to the consolidated financial statements of HSBC and the separate financial statements of HSBC Holdings can be found in Notes 1 and 2 of the Annual Report and Accounts 2011.

The consolidated financial statements of HSBC and the separate financial statements of HSBC Holdings have been prepared in accordance with International Financial Reporting Standards ('IFRSs') as issued by the International Accounting Standards Board ('IASB') and as endorsed by the EU. EU-endorsed IFRSs may differ from IFRSs as issued by the IASB if, at any point in time, new or amended IFRSs have not been endorsed by the EU. At 31 December 2011, there were no unendorsed standards effective for the year ended 31 December 2011 affecting the consolidated and separate financial statements, and there was no difference between IFRSs endorsed by the EU and IFRSs issued by the IASB in terms of their application to HSBC. Accordingly, HSBC's financial statements for the year ended 31 December 2011 are prepared in accordance with IFRSs as issued by the IASB.

IFRSs comprise accounting standards issued by the IASB and its predecessor body as well as interpretations issued by the IFRS Interpretations Committee ('IFRIC') and its predecessor body.

During 2011, HSBC adopted a number of interpretations and amendments to standards which had an insignificant effect on the consolidated financial statements of HSBC and the separate financial statements of HSBC Holdings.

2.  Dividends

The Directors have declared a fourth interim dividend for 2011 of US$0.14 per ordinary share, a distribution of approximately US$2,515m. The fourth interim dividend will be payable on 2 May 2012, to holders of record on 15 March 2012 on the Hong Kong Overseas Branch Register and 16 March 2012 on the Principal Register in the United Kingdom or the Bermuda Overseas Branch Register.

The dividend will be payable in cash, in US dollars, sterling or Hong Kong dollars, or a combination of these currencies, at the forward exchange rates quoted by HSBC Bank plc in London at or about 11 am on 23 April 2012, and with a scrip dividend alternative. Particulars of these arrangements will be sent to shareholders on or about 27 March 2012 and elections must be received by 19 April 2012. As this dividend was declared after the balance sheet date, no liability has been recorded on the Financial Statements at 31 December 2011.

The dividend will be payable on ordinary shares held through Euroclear France, the settlement and central depositary system for Euronext Paris, on 2 May 2012 to the holders of record on 16 March 2012. The dividend will be payable by Euroclear France in cash, in euros at the forward exchange rate quoted by HSBC France on 23 April 2012, or as a scrip dividend. Particulars of these arrangements will be announced through Euronext Paris on 5 March 2012 and 22 March 2012.

The dividend will be payable on American Depositary Shares ('ADSs'), each of which represents five ordinary shares, on 2 May 2012 to holders of record on 16 March 2012. The dividend of US$0.70 per ADS will be payable by the depositary in cash in US dollars or as a scrip dividend of new ADSs. Elections must be received by the depositary on or before 12 April 2012. Alternatively, the cash dividend may be invested in additional ADSs for participants in the dividend reinvestment plan operated by the depositary.

Ordinary shares will be quoted ex-dividend in London, Hong Kong, Paris and Bermuda on 14 March 2012. The ADSs will be quoted ex-dividend in New York on 14 March 2012.

Any person who has acquired ordinary shares registered on the Hong Kong Overseas Branch Register but who has not lodged the share transfer with the Hong Kong Overseas Branch Registrar should do so before 4.00 pm on 15 March 2012 in order to receive the dividend.

Any person who has acquired ordinary shares registered on the Principal Register in the United Kingdom or on the Bermuda Overseas Branch Register but who has not lodged the share transfer with the Principal Registrar or the Bermuda Overseas Branch Registrar respectively, should do so before 4.00 pm on 16 March 2012 in order to receive the dividend.

Removals of ordinary shares may not be made to or from the Hong Kong Overseas Branch Register on 16 March 2012. Accordingly any person who wishes to remove ordinary shares to the Hong Kong Overseas Branch Register must lodge the removal request with the Principal Registrar in the United Kingdom or the Bermuda Branch Registrar by 4.00 pm on 14 March 2012; any person who wishes to remove ordinary shares from the Hong Kong Overseas Branch Register must lodge the removal request with the Hong Kong Branch Registrar by 4.00 pm on 15 March 2012.

Transfers of American Depositary Shares should be lodged with the depositary by 12 noon on 16 March 2012 in order to receive the dividend.

Dividends declared on HSBC Holdings shares during 2011 were as follows:

	2011			2010
	Per		Settled	Per		Settled
	share	Total	in scrip	share	Total	in scrip
	US$	US$m	US$m	US$	US$m	US$m

Dividends declared on ordinary shares
In respect of previous year:
- fourth interim dividend	0.12	2,119	1,130	0.10	1,733	838
In respect of current year:
- first interim dividend	0.09	1,601	204	0.08	1,394	746
- second interim dividend	0.09	1,603	178	0.08	1,402	735
- third interim dividend	0.09	1,605	720	0.08	1,408	205

	0.39	6,928	2,232	0.34	5,937	2,524

Quarterly dividends on preference shares
classified as equity
March dividend	15.50	22		15.50	22
June dividend	15.50	23		15.50	23
September dividend	15.50	22		15.50	22
December dividend	15.50	23		15.50	23

	62.00	90		62.00	90

	2011		2010
	Per		Per
	share	Total	share	Total
	US$	US$m	US$	US$m

Quarterly coupons on capital securities
classified as equity1
January coupon	0.508	44	0.508	44
March coupon	0.500	76	-	-
April coupon	0.508	45	0.508	45
June coupon	0.500	76	-	-
July coupon	0.508	45	0.508	45
September coupon	0.500	76	0.450	68
October coupon	0.508	45	0.508	45
December coupon	0.500	76	0.500	76

	4.032	483	2.982	323

1	HSBC Holdings issued perpetual suboardinated capital securities of US$3,800m in June 2010 and US$2,200m in April 2008, which are classified as equity under IFRSs.

On 13 February 2012, the Directors declared quarterly dividends of US$15.50 per non-cumulative Series A Dollar Preference Share (equivalent to a dividend of US$0.3875 per Series A American Depository Share, each of which represents one-fortieth of a Series A dollar preference share) and £0.01 per Series A Sterling Preference Share for payment on 15 March 2012 to the holders of record on 1 March 2012.

On 17 January 2012, HSBC paid a coupon on the Capital Securities of US$0.508 per security, a distribution of US$44 million. No liability is recorded in the balance sheet at 31 December 2011 in respect of this coupon payment.

3.  Earnings and dividends per ordinary share

	Year ended 31 December
	2011	2010
	US$	US$

Basic earnings per ordinary share	0.92	0.73
Diluted earnings per ordinary share	0.91	0.72
Dividends per ordinary share	0.39	0.34
Net asset value at year-end	8.48	7.94

Dividend pay out ratio1	42.4%	46.6%

1	Dividends per ordinary share expressed as a percentage of basic earnings per ordinary share.

Basic earnings per ordinary share was calculated by dividing the profit attributable to ordinary shareholders of the parent company by the weighted average number of ordinary shares outstanding, excluding own shares held. Diluted earnings per ordinary share was calculated by dividing the basic earnings, which require no adjustment for the effects of dilutive potential ordinary shares, by the weighted average number of ordinary shares outstanding, excluding own shares held, plus the weighted average number of ordinary shares that would be issued on conversion of dilutive potential ordinary shares.

Profit attributable to the ordinary shareholders of the parent company

	Year ended 31 December
	2011	2010
	US$m	US$m

Profit attributable to shareholders of the parent company	16,797	13,159
Dividend payable on preference shares classified as equity	(90)	(90)
Coupon payable on capital securities classified as equity	(483)	(323)

Profit attributable to the ordinary shareholders of the parent company	16,224	12,746

Basic and diluted earnings per share

	2011			2010
		Number of	Per		Number of	Per
	Profit	shares	share	Profit	shares	share
	US$m	(millions)	US$	US$m	(millions)	US$

Basic	16,224	17,700	0.92	12,746	17,404	0.73
Effect of dilutive potential ordinary shares		222			229

Diluted	16,224	17,922	0.91	12,746	17,633	0.72

4.  Tax expense

	Year ended 31 December
	2011	2010
	US$m	US$m

UK corporation tax	820	383
Overseas tax	4,255	3,328

Current tax	5,075	3,711
Deferred tax	(1,147)	1,135

Tax expense	3,928	4,846

Effective tax rate	18.0%	25.5%

HSBC Holdings and its subsidiaries in the United Kingdom provided for UK corporation tax at 26.5% (2010: 28%). Overseas tax included Hong Kong profits tax of US$997m (2010: US$962m) provided at the rate of 16.5% (2010: 16.5%) on the profits for the year assessable in Hong Kong. Other overseas subsidiaries and overseas branches provided for taxation at the appropriate rates in the countries in which they operate.

Analysis of tax expense

	Year ended 31 December
	2011	2010
	US$m	US$m

Taxation at UK corporation tax rate of 26.5% (2010: 28%)	5,796	5,330
Effect of taxing overseas profits in principal locations at different rates	(492)	(744)
Adjustments in respect of prior period liabilities	495	-
Effect of profit in associates and joint ventures	(865)	(758)
Deferred tax temporary differences not recognised/(previously not recognised)	(923)	(6)
Non-taxable income and gains	(613)	(700)
Permanent disallowables	467	355
Tax impact of intra-group transfer of subsidiary	-	1,216
Other items	63	153

Overall tax expense	3,928	4,846

5.  Analysis of net fee income

	Half-year to			Half-year to
	30 June	31 December		30 June	31 December
	2011	2011	2011	2010	2010	2010
	US$m	US$m	US$m	US$m	US$m	US$m

Cards	1,977	1,978	3,955	1,900	1,901	3,801
Account services	1,846	1,824	3,670	1,821	1,811	3,632
Funds under management	1,414	1,339	2,753	1,181	1,330	2,511
Credit facilities	849	900	1,749	827	808	1,635
Broking income	933	778	1,711	766	1,023	1,789
Imports/exports	552	551	1,103	466	525	991
Insurance	545	507	1,052	578	569	1,147
Remittances	371	399	770	329	351	680
Global custody	391	360	751	439	261	700
Unit trusts	374	283	657	267	293	560
Underwriting	332	246	578	264	359	623
Corporate finance	235	206	441	248	192	440
Trust income	148	146	294	141	150	291
Investment contracts	65	71	136	46	63	109
Mortgage servicing	56	53	109	60	58	118
Taxpayer financial services	1	1	2	91	(18)	73
Maintenance income on
operating leases	-	-	-	53	46	99
Other	855	911	1,766	928	990	1,918

Total fee income	10,944	10,553	21,497	10,405	10,712	21,117
Less: fee expense	(2,137)	(2,200)	(4,337)	(1,887)	(1,875)	(3,762)

Total net fee income	8,807	8,353	17,160	8,518	8,837	17,355

6.  Loan impairment charges

	Half-year to			Half-year to
	30 June	31 December		30 June	31 December
	2011	2011	2011	2010	2010	2010
	US$m	US$m	US$m	US$m	US$m	US$m

Individually assessed impairment
allowances:
- Net new allowances	743	1,363	2,106	1,129	1,641	2,770
- Recoveries	(105)	(86)	(191)	(60)	(85)	(145)

	638	1,277	1,915	1,069	1,556	2,625
Collectively assessed impairment
allowances:
- Net new allowances	4,960	5,865	10,825	6,558	5,240	11,798
- Recoveries	(625)	(610)	(1,235)	(393)	(482)	(875)

	4,335	5,255	9,590	6,165	4,758	10,923
Total charge for impairment losses	4,973	6,532	11,505	7,234	6,314	13,548

Banks	1	(17)	(16)	12	-	12
Customers	4,972	6,549	11,521	7,222	6,314	13,536

7.  Notes on the statement of cash flows

	Year ended 31 December
	2011	2010
	US$m	US$m
Other non-cash items included in profit before tax
Depreciation, amortisation and impairment	3,135	2,801
Gains arising from dilution of interests in associates	(208)	(188)
Revaluations on investment property	(118)	(93)
Share-based payment expense	1,162	812
Loan impairment losses gross of recoveries and other credit risk provisions	13,553	15,059
Provisions	2,199	680
Impairment of financial investments	808	105
Charge/(credit) for defined benefit plans	(140)	526
Accretion of discounts and amortisation of premiums	(513)	(815)

	19,878	18,887

Change in operating assets
Change in prepayments and accrued income	1,907	457
Change in net trading securities and net derivatives	27,058	60,337
Change in loans and advances to banks	2,618	5,213
Change in loans and advances to customers	(30,853)	(79,283)
Change in financial assets designated at fair value	(583)	154
Change in other assets	(7,559)	(145)

	(7,412)	(13,267)

Change in operating liabilities
Change in accruals and deferred income	(800)	716
Change in deposits by banks	2,238	(14,288)
Change in customer accounts	48,401	68,691
Change in debt securities in issue	(14,388)	(1,495)
Change in financial liabilities designated at fair value	5,468	5,659
Change in other liabilities	3,093	(17,011)

	44,012	42,272

Cash and cash equivalents
Cash and balances at central banks	129,902	57,383
Items in the course of collection from other banks	8,208	6,072
Loans and advances to banks of one month or less	169,858	189,197
Treasury bills, other bills and certificates of deposit
less than three months	26,226	28,087
Less: items in the course of transmission to other banks	(8,745)	(6,663)

	325,449	274,076

Interest and dividends
Interest paid	(23,125)	(21,405)
Interest received	66,734	63,696
Dividends received	602	563

8.  Segmental analysis

HSBC's operating segments are organised into six geographical regions, Europe, Hong Kong, Rest of Asia-Pacific, Middle East and North Africa ('MENA'), North America and Latin America.

Geographical information is classified by the location of the principal operations of the subsidiary or, for The Hongkong and Shanghai Banking Corporation, HSBC Bank, HSBC Bank Middle East and HSBC Bank USA, by the location of the branch responsible for reporting the results or advancing the funds.

HSBC's chief operating decision-maker is the Group Management Board ('GMB') which operates as a general management committee under the direct authority of the Board. Information provided to HSBC's chief operating decision-maker to make decisions about allocating resources to, and assessing the performance of, operating segments is measured in accordance with IFRSs. The financial information shown below includes the effects of intra-HSBC transactions between operating segments which are conducted on an arm's length basis and eliminated in a separate column. Shared costs are included in operating segments on the basis of the actual recharges made.

Products and services

HSBC provides a comprehensive range of banking and related financial services to its customers in its six geographical regions. The products and services offered to customers are organised by global businesses.

·
Retail Banking and Wealth Management ('RBWM') offers a broad range of products and services to meet the personal banking, consumer finance and wealth management needs of individual customers. Typically, customer offerings include personal banking products (current and savings accounts, mortgages and personal loans, credit cards, debit cards and local and international payment services) and wealth management services (insurance and investment products, global asset management services and financial planning services).

·
Commercial Banking ('CMB') product offerings include the provision of receivables financing services, payments and cash management, international trade finance, treasury and capital markets, commercial cards, insurance, cash and derivatives in foreign exchange and rates, and online and direct banking offerings.

·
Global Banking and Markets ('GB&M') provides tailored financial solutions to major government, corporate and institutional clients and private investors worldwide. The client-focused business lines deliver a full range of banking capabilities including financing, advisory and transaction services; a markets business that provides services in credit, rates, foreign exchange, money markets and securities services; and principal investment activities.

·	Global Private Banking ('GPB') provides a range of services to high net worth individuals and families with complex and international needs.

With effect from 1 March 2011, our Global Asset Management business was moved from Global Banking and Markets to Retail Banking and Wealth Management.

Financial information

In the following segmental analysis, the benefit of shareholders' funds impacts the analysis only to the extent that these funds are actually allocated to businesses in the segment by way of intra-HSBC capital and funding structures.

Europe
	Half-year to			Half-year to
	30 June	31 December		30 June	31 December
	2011	2011	2011	2010	2010	2010
	US$m	US$m	US$m	US$m	US$m	US$m

Interest income	9,075	9,400	18,475	8,811	8,739	17,550
Interest expense	(3,509)	(3,965)	(7,474)	(3,009)	(3,291)	(6,300)

Net interest income	5,566	5,435	11,001	5,802	5,448	11,250
		-
Fee income	4,255	4,059	8,314	4,111	4,223	8,334
Fee expense	(1,124)	(954)	(2,078)	(934)	(1,029)	(1,963)

Net fee income	3,131	3,105	6,236	3,177	3,194	6,371

Net trading income	2,007	154	2,161	1,604	1,259	2,863
Changes in fair value of long-term
debt issued and related derivatives	(371)	3,551	3,180	715	(1,080)	(365)
Net income/(expense) from
other financial instruments
designated at fair value	131	(843)	(712)	(142)	789	647

Net income/(expense) from
financial instruments
designated at fair value	(240)	2,708	2,468	573	(291)	282
Gains less losses from financial
investments	312	203	515	237	249	486
Dividend income	25	24	49	14	6	20
Net earned insurance premiums	2,386	1,750	4,136	2,137	1,930	4,067
Other operating income	652	527	1,179	1,141	976	2,117

Total operating income	13,839	13,906	27,745	14,685	12,771	27,456

Net insurance claims incurred and
movement in liabilities to
policyholders	(2,499)	(1,000)	(3,499)	(1,964)	(2,742)	(4,706)
Net operating income before loan
impairment charges and other
credit risk provisions	11,340	12,906	24,246	12,721	10,029	22,750

Loan impairment charges and
other credit risk provisions	(1,173)	(1,339)	(2,512)	(1,501)	(1,519)	(3,020)

Net operating income	10,167	11,567	21,734	11,220	8,510	19,730

Total operating expenses	(8,014)	(9,055)	(17,069)	(7,704)	(7,741)	(15,445)

Operating profit	2,153	2,512	4,665	3,516	769	4,285
		-
Share of profit/(loss) in associates
and joint ventures	(6)	12	6	5	12	17

Profit before tax	2,147	2,524	4,671	3,521	781	4,302

Tax expense	(893)	(696)	(1,589)	(910)	(96)	(1,006)

Profit for the year	1,254	1,828	3,082	2,611	685	3,296

Hong Kong
	Half-year to			Half-year to
	30 June	31 December		30 June	31 December
	2011	2011	2011	2010	2010	2010
	US$m	US$m	US$m	US$m	US$m	US$m

Interest income	2,716	2,976	5,692	2,414	2,688	5,102
Interest expense	(467)	(534)	(1,001)	(420)	(436)	(856)

Net interest income	2,249	2,442	4,691	1,994	2,252	4,246

Fee income	1,885	1,756	3,641	1,626	1,834	3,460
Fee expense	(273)	(271)	(544)	(231)	(267)	(498)

Net fee income	1,612	1,485	3,097	1,395	1,567	2,962

Net trading income	669	520	1,189	688	624	1,312
Changes in fair value of
long-term debt issued
and related derivatives	-	-	-	(2)	-	(2)
Net income/(expense) from
other financial instruments
designated at fair value	26	(563)	(537)	(28)	408	380

Net income/(expense) from
financial instruments
designated at fair value	26	(563)	(537)	(30)	408	378
Gains less losses from financial
investments	18	6	24	111	(13)	98
Dividend income	31	8	39	13	17	30
Net earned insurance premiums	2,588	2,500	5,088	2,248	2,084	4,332
Other operating income	911	773	1,684	644	962	1,606

Total operating income	8,104	7,171	15,275	7,063	7,901	14,964

Net insurance claims incurred and
movement in liabilities to
policyholders	(2,690)	(1,903)	(4,593)	(2,167)	(2,595)	(4,762)
Net operating income before
loan impairment charges and
other credit risk provisions	5,414	5,268	10,682	4,896	5,306	10,202

Loan impairment charges and
other credit risk provisions	(25)	(131)	(156)	(63)	(51)	(114)

Net operating income	5,389	5,137	10,526	4,833	5,255	10,088

Total operating expenses	(2,339)	(2,419)	(4,758)	(1,968)	(2,463)	(4,431)

Operating profit	3,050	2,718	5,768	2,865	2,792	5,657

Share of profit in associates
and joint ventures	31	24	55	12	23	35

Profit before tax	3,081	2,742	5,823	2,877	2,815	5,692

Tax expense	(539)	(504)	(1,043)	(476)	(511)	(987)

Profit for the year	2,542	2,238	4,780	2,401	2,304	4,705

Rest of Asia-Pacific
	Half-year to			Half-year to
	30 June	31 December		30 June	31 December
	2011	2011	2011	2010	2010	2010
	US$m	US$m	US$m	US$m	US$m	US$m

Interest income	4,088	4,643	8,731	2,976	3,456	6,432
Interest expense	(1,707)	(1,922)	(3,629)	(1,154)	(1,450)	(2,604)

Net interest income	2,381	2,721	5,102	1,822	2,006	3,828

Fee income	1,372	1,290	2,662	1,138	1,261	2,399
Fee expense	(255)	(296)	(551)	(204)	(263)	(467)

Net fee income	1,117	994	2,111	934	998	1,932

Net trading income	862	796	1,658	780	838	1,618
Changes in fair value of
long-term debt issued and
related derivatives	(1)	5	4	-	(2)	(2)
Net income/(expense) from
other financial instruments
designated at fair value	4	(24)	(20)	(2)	28	26

Net income/(expense) from
financial instruments
designated at fair value	3	(19)	(16)	(2)	26	24
Gains less losses from financial
investments	(22)	(1)	(23)	39	107	146
Dividend income	1	1	2	1	-	1
Net earned insurance premiums	340	419	759	198	250	448
Other operating income	932	779	1,711	877	721	1,598

Total operating income	5,614	5,690	11,304	4,649	4,946	9,595

Net insurance claims incurred and
movement in liabilities to
policyholders	(266)	(325)	(591)	(151)	(212)	(363)
Net operating income before loan
impairment charges and other
credit risk provisions	5,348	5,365	10,713	4,498	4,734	9,232

Loan impairment charges and
other credit risk provisions	(100)	(167)	(267)	(147)	(292)	(439)

Net operating income	5,248	5,198	10,446	4,351	4,442	8,793

Total operating expenses	(2,836)	(2,970)	(5,806)	(2,417)	(2,726)	(5,143)

Operating profit	2,412	2,228	4,640	1,934	1,716	3,650

Share of profit in associates and
joint ventures	1,330	1,501	2,831	1,051	1,201	2,252

Profit before tax	3,742	3,729	7,471	2,985	2,917	5,902

Tax expense	(658)	(657)	(1,315)	(487)	(475)	(962)

Profit for the year	3,084	3,072	6,156	2,498	2,442	4,940

Middle East and North Africa
	Half-year to			Half-year to
	30 June	31 December		30 June	31 December
	2011	2011	2011	2010	2010	2010
	US$m	US$m	US$m	US$m	US$m	US$m

Interest income	995	1,044	2,039	979	1,024	2,003
Interest expense	(322)	(285)	(607)	(312)	(324)	(636)

Net interest income	673	759	1,432	667	700	1,367

Fee income	367	340	707	382	355	737
Fee expense	(40)	(40)	(80)	(26)	(34)	(60)

Net fee income	327	300	627	356	321	677

Net trading income	237	245	482	194	176	370

Changes in fair value of long-term
debt issued and related derivatives	(7)	17	10	-	-	-
Net income/(expense) from other
financial instruments designated
at fair value	1	(1)	-	-	-	-
Net income/(expense) from
financial instruments designated
at fair value	(6)	16	10	-	-	-

Gains less losses from financial
investments	(6)	(2)	(8)	(1)	(2)	(3)
Dividend income	2	3	5	5	2	7
Other operating income/(expense)	9	50	59	(33)	25	(8)

Total operating income	1,236	1,371	2,607	1,188	1,222	2,410

Net operating income before loan
impairment charges and other
credit risk provisions	1,236	1,371	2,607	1,188	1,222	2,410

Loan impairment charges and
other credit risk provisions	(99)	(194)	(293)	(438)	(189)	(627)

Net operating income	1,137	1,177	2,314	750	1,033	1,783

Total operating expenses	(574)	(585)	(1,159)	(519)	(559)	(1,078)

Operating profit	563	592	1,155	231	474	705

Share of profit in associates and
joint ventures	184	153	337	115	72	187

Profit before tax	747	745	1,492	346	546	892

Tax expense	(126)	(140)	(266)	(60)	(78)	(138)

Profit for the year	621	605	1,226	286	468	754

North America
	Half-year to			Half-year to
	30 June	31 December		30 June	31 December
	2011	2011	2011	2010	2010	2010
	US$m	US$m	US$m	US$m	US$m	US$m

Interest income	7,790	7,379	15,169	8,637	8,144	16,781
Interest expense	(1,941)	(1,748)	(3,689)	(2,284)	(2,058)	(4,342)

Net interest income	5,849	5,631	11,480	6,353	6,086	12,439

Fee income	2,228	2,194	4,422	2,329	2,195	4,524
Fee expense	(510)	(604)	(1,114)	(528)	(332)	(860)

Net fee income	1,718	1,590	3,308	1,801	1,863	3,664

Net trading income/(expense)	448	(810)	(362)	(67)	381	314
Changes in fair value of
long-term debt issued
and related derivatives	(115)	1,082	967	412	(301)	111
Net income/(expense) from
other financial instruments
designated at fair value	(4)	1	(3)	2	(2)	-

Net income/(expense)
from financial instruments
designated at fair value	(119)	1,083	964	414	(303)	111
Gains less losses from financial
investments	110	152	262	118	25	143
Dividend income	21	19	40	21	21	42
Net earned insurance premiums	118	118	236	126	119	245
Other operating income/(expense)	168	58	226	306	(73)	233

Total operating income	8,313	7,841	16,154	9,072	8,119	17,191

Net insurance claims incurred and
movement in liabilities to
policyholders	(73)	(81)	(154)	(72)	(72)	(144)
Net operating income before loan
impairment charges and other
credit risk provisions	8,240	7,760	16,000	9,000	8,047	17,047

Loan impairment charges and
other credit risk provisions	(3,049)	(3,967)	(7,016)	(4,554)	(3,741)	(8,295)

Net operating income	5,191	3,793	8,984	4,446	4,306	8,752

Total operating expenses	(4,602)	(4,317)	(8,919)	(3,957)	(4,365)	(8,322)

Operating profit/(loss)	589	(524)	65	489	(59)	430

Share of profit in associates
and joint ventures	17	18	35	3	21	24

Profit/(loss) before tax	606	(506)	100	492	(38)	454

Tax income/(expense)	804	154	958	(1,676)	496	(1,180)

Profit/(loss) for the year	1,410	(352)	1,058	(1,184)	458	(726)

Latin America
	Half-year to			Half-year to
	30 June	31 December		30 June	31 December
	2011	2011	2011	2010	2010	2010
	US$m	US$m	US$m	US$m	US$m	US$m

Interest income	6,977	7,197	14,174	5,434	6,156	11,590
Interest expense	(3,460)	(3,758)	(7,218)	(2,315)	(2,964)	(5,279)

Net interest income	3,517	3,439	6,956	3,119	3,192	6,311

Fee income	1,295	1,306	2,601	1,140	1,226	2,366
Fee expense	(393)	(427)	(820)	(285)	(332)	(617)

Net fee income	902	879	1,781	855	894	1,749

Net trading income	589	789	1,378	353	380	733
Net income from other
financial instruments
designated at fair value	236	314	550	130	295	425

Net income from financial
instruments designated at
fair value	236	314	550	130	295	425
Gains less losses from financial
investments	73	64	137	53	45	98
Dividend income	7	7	14	5	7	12
Net earned insurance premiums	1,268	1,385	2,653	957	1,097	2,054
Other operating income	180	148	328	10	131	141

Total operating income	6,772	7,025	13,797	5,482	6,041	11,523

Net insurance claims incurred and
movement in liabilities to
policyholders	(1,089)	(1,255)	(2,344)	(767)	(1,025)	(1,792)
Net operating income before loan
impairment charges and other
credit risk provisions	5,683	5,770	11,453	4,715	5,016	9,731

Loan impairment charges and
other credit risk provisions	(820)	(1,063)	(1,883)	(820)	(724)	(1,544)

Net operating income	4,863	4,707	9,570	3,895	4,292	8,187

Total operating expenses	(3,712)	(3,543)	(7,255)	(3,013)	(3,381)	(6,394)

Operating profit	1,151	1,164	2,315	882	911	1,793

Share of profit in associates and
joint ventures	-	-	-	1	1	2

Profit before tax	1,151	1,164	2,315	883	912	1,795

Tax expense	(300)	(373)	(673)	(247)	(326)	(573)

Profit for the year	851	791	1,642	636	586	1,222

Other information about the profit/(loss) for the year

				Middle
			Rest of	East and			Intra-
		Hong	Asia-	North	North	Latin	HSBC
	Europe	Kong	Pacific	Africa	America	America	items	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Year ended 31 December 2011

External	20,676	9,442	9,396	2,316	8,744	9,579	-	60,153
Inter-segment	1,058	1,084	1,050	(2)	240	(9)	(3,421)	-

Net operating income	21,734	10,526	10,446	2,314	8,984	9,570	(3,421)	60,153

Profit for the year includes the
following significant non-cash items:
Depreciation, amortisation
and impairment	975	424	249	42	802	643	-	3,135
Loan impairment losses gross
of recoveries and other credit
risk provisions	3,085	202	453	395	7,147	2,271	-	13,553
Impairment of financial investments	705	55	25	13	9	1	-	808
Changes in fair value of long-term debt and related derivatives	3,180	-	4	10	967	-	-	4,161
Restructuring costs	357	47	34	27	73	259	-	797

Year ended 31 December 2010

External	18,881	9,170	7,728	1,774	8,504	8,151	-	54,208
Inter-segment	849	918	1,065	9	248	36	(3,125)	-

Net operating income	19,730	10,088	8,793	1,783	8,752	8,187	(3,125)	54,208

Profit for the year includes the
following significant non-cash items:
Depreciation, amortisation
and impairment	1,071	404	243	49	576	458	-	2,801
Loan impairment losses gross
of recoveries and other credit
risk provisions	3,303	169	615	684	8,476	1,812	-	15,059
Impairment of financial investments	33	41	4	5	21	1	-	105
Changes in fair value of long-term debt and related derivatives	(365)	(2)	(2)	-	111	-	-	(258)
Restructuring costs	86	15	36	5	13	3	-	158

Balance sheet information

				Middle
			Rest of	East and			Intra-
		Hong	Asia-	North	North	Latin	HSBC
	Europe	Kong	Pacific	Africa	America	America	items	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
At 31 December 2011
Loans and advances to
customers (net)	434,336	157,665	123,868	25,875	142,747	55,938	-	940,429
Interests in associates and
joint ventures	150	196	17,916	2,036	101	-	-	20,399
Total assets	1,281,945	473,024	317,816	57,464	504,302	144,889	(223,861)	2,555,579
Customer accounts	493,404	315,345	174,012	36,422	155,982	78,760	-	1,253,925
Total liabilities	1,224,386	458,179	288,485	49,005	464,990	128,302	(223,861)	2,389,486

Capital expenditure incurred1	1,177	432	207	29	342	951	-	3,138

At 31 December 2010
Loans and advances to
customers (net)	435,799	140,691	108,731	24,626	190,532	57,987	-	958,366
Interests in associates and
joint ventures	186	207	15,035	1,661	104	5	-	17,198
Total assets	1,249,527	429,565	278,062	52,757	492,487	139,938	(187,647)	2,454,689
Customer accounts	491,563	297,484	158,155	33,511	158,486	88,526	-	1,227,725
Total liabilities	1,189,996	422,101	246,989	45,379	459,301	123,655	(187,647)	2,299,774

Capital expenditure incurred1	865	836	168	46	774	788	-	3,477

1	Expenditure incurred on property, plant and equipment and other intangible assets. Excludes assets acquired as part of business combinations and goodwill.

Net operating income by global business

	Retail
	Banking
	and
	Wealth		Global	Global		Intra-
	Manage-	Commercial	Banking	Private		HSBC
	ment1	Banking	& Markets1	Banking	Other2	items	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Year ended 31 December 2011
External	22,705	13,624	18,897	2,121	2,806	-	60,153
Internal	1,509	249	(2,824)	1,085	6,339	(6,358)	-

Net operating income	24,214	13,873	16,073	3,206	9,145	(6,358)	60,153

Year ended 31 December 2010
External	20,797	11,419	20,822	2,194	(1,024)	-	54,208
Internal	1,555	610	(2,900)	911	5,687	(5,863)	-

Net operating income	22,352	12,029	17,922	3,105	4,663	(5,863)	54,208

1	With effect from 1 March 2011, our Global Asset Management business was moved from GB&M to RBWM. Comparative data have been adjusted accordingly.
2
The main items reported in the 'Other' category are certain property activities, unallocated investment activities, centrally held investment companies, movements in fair value of own debt and HSBC's holding company and financing operations. The 'Other' category also includes gains and losses on the disposal of certain significant subsidiaries or business units.

Information by country

	2011			2010
	External net	Non-		External net	Non-
	operating	current		operating	current
	income1	assets	2	income1	assets2
	US$m	US$m		US$m	US$m

UK	13,940	21,414		11,467	19,661
Hong Kong	9,442	6,257		9,170	4,630
USA	6,193	3,830		6,098	6,669
France	2,570	10,790		3,185	10,914
Brazil	5,282	2,149		4,506	2,025
Other countries	22,726	31,590		19,782	29,747

	60,153	76,030		54,208	73,646

1	External net operating income is attributed to countries on the basis of the location of the branch responsible for reporting the results or advancing the funds.
2
Non-current assets consist of property, plant and equipment, goodwill, other intangible assets, interests in associates and joint ventures and certain other assets expected to be recovered more than twelve months after the reporting period.

9 .  Reconciliation of reported and underlying profit before tax

	2011 compared with 2010
						2010 at 2011
	2010 as	2010		Currency		exchange		2011 as	2011		2011
	reported	adjustments	1	translation	2	rates	3	reported	adjustments	2	underlying
HSBC	US$m	US$m		US$m		US$m		US$m	US$m		US$m

Net interest income	39,441	48		781		40,270		40,662	-		40,662
Net fee income	17,355	(55)		349		17,649		17,160	-		17,160
Changes in fair value4	(63)	63		-		-		3,933	(3,933)		-
Other income5	11,514	(847)		284		10,951		10,525	(291)		10,234

Net operating income6	68,247	(791)		1,414		68,870		72,280	(4,224)		68,056

Loan impairment charges
and other credit risk
provisions	(14,039)	-		(206)		(14,245)		(12,127)	-		(12,127)

Net operating income	54,208	(791)		1,208		54,625		60,153	(4,224)		55,929

Operating expenses	(37,688)	220		(842)		(38,310)		(41,545)	-		(41,545)

Operating profit	16,520	(571)		366		16,315		18,608	(4,224)		14,384

Income from associates	2,517	-		93		2,610		3,264	48		3,312

Profit before tax	19,037	(571)		459		18,925		21,872	(4,176)		17,696

1
These columns comprise the net increments or decrements in profits in the current year compared with the previous year which are attributable to acquisitions or disposals, gains on the dilution of interests in associates and/or movements in fair value of own debt attributable to credit spread. The inclusion of acquisitions and disposals is determined in the light of events each year.

2	'Currency translation' is the effect of translating the results of subsidiaries and associates for the previous year at the average rates ofexchange applicable in the current year.
3	Excluding adjustments in 2010.
4
Changes in fair value due to movements in own credit spread on long-term debt issued. This does not include the fair value changes due to own credit spread on structured notes issued and other hybrid instruments included within trading liabilities.

5
Other income in this context comprises net trading income, net income/(expense) from other financial instruments designated at fair value, gains less losses from financial investments, dividend income, net earned insurance premiums and other operating income less net insurance claims incurred and movement in liabilities to policyholders.

6	Net operating income before loan impairment charges and other credit risk provisions.

10.  Distribution of results by global business

Retail Banking and Wealth Management
	Half-year to			Half-year to
	30 June	31 December		30 June	31 December
	2011	2011	2011	2010	2010	2010
	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income	12,086	12,015	24,101	12,194	11,972	24,166
Net fee income	4,212	4,014	8,226	4,060	4,337	8,397

Net trading income/(expense)	188	(707)	(519)	(376)	298	(78)
Net income/(expense) from
financial instruments designated
at fair value	343	(1,104)	(761)	(127)	1,337	1,210
Gains less losses from financial
investments	70	54	124	1	(25)	(24)
Dividend income	14	13	27	14	13	27
Net earned insurance premiums	5,698	5,184	10,882	4,954	4,783	9,737
Other operating income	688	219	907	405	279	684

Total operating income	23,299	19,688	42,987	21,125	22,994	44,119

Net insurance claims incurred and
movement in liabilities to
policyholders	(5,727)	(3,727)	(9,454)	(4,572)	(5,936)	(10,508)
Net operating income before loan
impairment charges and other
credit risk provisions	17,572	15,961	33,533	16,553	17,058	33,611

Loan impairment charges and
other credit risk provisions	(4,270)	(5,049)	(9,319)	(6,318)	(4,941)	(11,259)

Net operating income	13,302	10,912	24,214	10,235	12,117	22,352

Total operating expenses	(10,746)	(10,456)	(21,202)	(9,349)	(10,190)	(19,539)

Operating profit	2,556	456	3,012	886	1,927	2,813

Share of profit in associates and
joint ventures	570	688	1,258	466	560	1,026

Profit before tax	3,126	1,144	4,270	1,352	2,487	3,839

Commercial Banking
	Half-year to			Half-year to
	30 June	31 December		30 June	31 December
	2011	2011	2011	2010	2010	2010
	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income	4,814	5,117	9,931	4,024	4,463	8,487
Net fee income	2,131	2,160	4,291	1,935	2,029	3,964

Net trading income	296	288	584	233	222	455
Net income/(expense) from
financial instruments
designated at fair value	55	(22)	33	26	164	190
Gains less losses from financial
investments	2	18	20	3	(4)	(1)
Dividend income	8	7	15	5	7	12
Net earned insurance premiums	985	971	1,956	696	683	1,379
Other operating income	263	220	483	355	230	585

Total operating income	8,554	8,759	17,313	7,277	7,794	15,071

Net insurance claims incurred and
movement in liabilities to
policyholders	(874)	(828)	(1,702)	(537)	(700)	(1,237)
Net operating income before loan
impairment charges and other
credit risk provisions	7,680	7,931	15,611	6,740	7,094	13,834

Loan impairment charges and
other credit risk provisions	(642)	(1,096)	(1,738)	(705)	(1,100)	(1,805)

Net operating income	7,038	6,835	13,873	6,035	5,994	12,029

Total operating expenses	(3,465)	(3,756)	(7,221)	(3,266)	(3,565)	(6,831)

Operating profit	3,573	3,079	6,652	2,769	2,429	5,198

Share of profit in associates and
joint ventures	616	679	1,295	435	457	892

Profit before tax	4,189	3,758	7,947	3,204	2,886	6,090

Global Banking and Markets
	Half-year to			Half-year to
	30 June	31 December		30 June	31 December
	2011	2011	2011	2010	2010	2010
	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income	3,603	3,660	7,263	3,724	3,619	7,343
Net fee income	1,730	1,497	3,227	1,879	1,785	3,664

Net trading income	3,827	1,377	5,204	3,754	2,076	5,830
Net income/(expenses) from
financial instruments designated
at fair value	(212)	140	(72)	8	28	36
Gains less losses from financial
investments	414	347	761	507	356	863
Dividend income	39	36	75	22	26	48
Net earned insurance premiums	23	24	47	21	20	41
Other operating income	280	297	577	420	693	1,113

Total operating income	9,704	7,378	17,082	10,335	8,603	18,938

Net insurance claims incurred and
movement in liabilities to
policyholders	(15)	(10)	(25)	(15)	(11)	(26)
Net operating income before loan
impairment charges and other
credit risk provisions	9,689	7,368	17,057	10,320	8,592	18,912

Loan impairment charges and
other credit risk provisions	(334)	(650)	(984)	(499)	(491)	(990)

Net operating income	9,355	6,718	16,073	9,821	8,101	17,922

Total operating expenses	(4,860)	(4,862)	(9,722)	(4,607)	(4,621)	(9,228)

Operating profit	4,495	1,856	6,351	5,214	3,480	8,694

Share of profit in associates and
joint ventures	316	382	698	238	283	521

Profit before tax	4,811	2,238	7,049	5,452	3,763	9,215

Global Private Banking
	Half-year to			Half-year to
	30 June	31 December		30 June	31 December
	2011	2011	2011	2010	2010	2010
	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income	729	710	1,439	646	699	1,345
Net fee income	731	651	1,382	643	656	1,299

Net trading income	207	224	431	219	193	412
Gains less losses from financial
Investments	(3)	6	3	11	(17)	(6)
Dividend income	4	3	7	3	2	5
Other operating income	21	9	30	21	17	38

Net operating income before
loan impairment charges and
other credit risk provisions	1,689	1,603	3,292	1,543	1,550	3,093

Loan impairment (charges)/
recoveries and other credit
risk provisions	(22)	(64)	(86)	-	12	12

Net operating income	1,667	1,539	3,206	1,543	1,562	3,105

Total operating expenses	(1,117)	(1,149)	(2,266)	(967)	(1,068)	(2,035)

Operating profit	550	390	940	576	494	1,070

Share of profit/(loss) in associates
and joint ventures	2	2	4	(20)	4	(16)

Profit before tax	552	392	944	556	498	1,054

Other
	Half-year to			Half-year to
	30 June	31 December		30 June	31 December
	2011	2011	2011	2010	2010	2010
	US$m	US$m	US$m	US$m	US$m	US$m

Net interest expense	(481)	(430)	(911)	(537)	(461)	(998)
Net fee income	3	31	34	1	30	31

Net trading income/(expense)	(222)	(133)	(355)	(572)	261	(311)
Changes in fair value of long-term
debt issued and related
derivatives	(494)	4,655	4,161	1,125	(1,383)	(258)
Net income/(expense) from
other financial instruments	208	(130)	78	53	(11)	42

Net income/(expense) from
financial instruments
designated at fair value	(286)	4,525	4,239	1,178	(1,394)	(216)
Gains less losses from financial
investments	2	(3)	(1)	35	101	136
Dividend income	22	3	25	15	5	20
Net earned insurance premiums	(6)	(7)	(13)	(5)	(6)	(11)
Other operating income	2,997	3,130	6,127	3,114	2,891	6,005

Total operating income	2,029	7,116	9,145	3,229	1,427	4,656

Net insurance claims incurred
and movement in liabilities
to policyholders	(1)	1	-	3	1	4
Net operating income
before loan impairment
charges and other credit
risk provisions	2,028	7,117	9,145	3,232	1,428	4,660

Loan impairment (charges)/
recoveries and other credit
risk provisions	2	(2)	-	(1)	4	3

Net operating income	2,030	7,115	9,145	3,231	1,432	4,663

Total operating expenses	(3,286)	(4,206)	(7,492)	(2,759)	(3,159)	(5,918)

Operating profit/(loss)	(1,256)	2,909	1,653	472	(1,727)	(1,255)

Share of profit/(loss) in associates
and joint ventures	52	(43)	9	68	26	94

Profit/(loss) before tax	(1,204)	2,866	1,662	540	(1,701)	(1,161)

11.  Foreign currency amounts

The sterling and Hong Kong dollar equivalent figures in the consolidated income statement and balance sheet are for information only. These are translated at the average rate for the period for the income statement and the closing rate for the balance sheet as follows:

		Year ended 31 December
		2011	2010

Closing :	HK$/US$	7.768	7.773
	£/US$	0.646	0.644

Average :	HK$/US$	7.785	7.769
	£/US$	0.624	0.648

12.  Contingent liabilities, contractual commitments and guarantees

	HSBC
	2011	2010
	US$m	US$m
Guarantees and contingent liabilities
Guarantees	75,672	71,157
Other contingent liabilities	259	166

	75,931	71,323

Commitments
Documentary credits and short-term trade-related
transactions	13,498	12,051
Forward asset purchases and forward forward deposits
placed	87	30
Undrawn formal standby facilities, credit lines and other
commitments to lend	641,319	590,432

	654,904	602,513

The ultimate FSCS levy to the industry as a result of the collapses cannot currently be estimated reliably as it is dependent on various uncertain factors including the potential recoveries of assets by the FSCS and changes in the interest rate, and the level of protected deposits at the time.

Commitments

In addition to the commitments disclosed above, at 31 December 2011 HSBC had US$715m (2010: US$1,071m) of capital commitments contracted but not provided for and US$272m (2010: US$287m) of capital commitments authorised but not contracted for.

Associates

HSBC's share of associates' contingent liabilities amounted to US$34,311m at 31 December 2011 (2010: US$25,640m). No matters arose where HSBC was severally liable.

13.  Legal proceedings and regulatory matters

HSBC is party to legal proceedings, investigations and regulatory matters in a number of jurisdictions arising out of its normal business operations. Apart from the matters described below, HSBC considers that none of these matters is material, either individually or in the aggregate. HSBC recognises a provision for a liability in relation to these matters when it is probable that an outflow of economic benefits will be required to settle an obligation which has arisen as a result of past events, and for which a reliable estimate can be made of the amount of the obligation. While the outcome of these matters is inherently uncertain, management believes that, based on the information available to it, appropriate provisions have been made in respect of legal proceedings and regulatory matters as at 31 December 2011.

Securities litigation

As a result of an August 2002 restatement of previously reported consolidated financial statements and other corporate events, including the 2002 settlement with 46 State Attorneys General relating to real estate lending practices, Household International (now HSBC Finance) and certain former officers were named as defendants in a class action law suit, Jaffe v Household International Inc, et al No 2. C 5893 (N.D.Ill, filed 19 August 2002). The complaint asserted claims under the US Securities Exchange Act of 1934, on behalf of all persons who acquired and disposed of Household International common stock between 30 July 1999 and 11 October 2002. The claims alleged that the defendants knowingly or recklessly made false and misleading statements of material fact relating to Household's Consumer Lending operations, including collections, sales and lending practices, some of which ultimately led to the 2002 State settlement agreement, and facts relating to accounting practices evidenced by the restatement. Following a jury trial concluded in April 2009, which was decided partly in favour of the plaintiffs, the Court issued a ruling on 22 November 2010 within the second phase of the case to determine actual damages, that claim forms should be mailed to class members, and also set out a method for calculating damages for class members who filed claims. As previously reported, lead plaintiffs, in court filings in March 2010, estimated that damages could range 'somewhere between US$2.4bn to US$3.2bn to class members', before pre-judgement interest.

On 22 December 2011, plaintiffs submitted the report of the Court-appointed claims administrator to the Court. That report stated that the total number of claims that generated an allowed loss was 45,921, and that the aggregate amount of these claims was approximately US$2.23bn. Now that the claims administration process is complete, plaintiffs are expected to ask the Court to assess pre-judgement interest to be included as part of the Court's final judgement. On 27 January 2012, the Court held a status conference at which it set a schedule for us to provide plaintiffs with objections to the claims and for plaintiffs to respond to such objections. The Court also indicated at that conference that it expects to schedule a further conference in April 2012. We expect the Court's final judgement to be entered at some point after this conference.

Despite the jury verdict and the 22 November 2010 ruling, HSBC continues to believe that it has meritorious grounds for appeal of one or more of the rulings in the case, and intends to appeal the Court's final judgement, which could involve a substantial amount once it is entered. Upon appeal, HSBC Finance will be required to provide security for the judgement in order to suspend its execution while the appeal is ongoing by either depositing cash in an interest-bearing escrow account or posting an appeal bond in the amount of the judgement (including any pre-judgement interest awarded).

Given the complexity and uncertainties associated with the actual determination of damages, including the outcome of any appeals, there is a wide range of possible damages. HSBC believes it has meritorious grounds for appeal on matters of both liability and damages and will argue on appeal that damages should be nil or a relatively insignificant amount. If the Appeals Court rejects or only partially accepts HSBC's arguments, the amount of damages, including pre judgement interest, could be higher, and may lie in a range from a relatively insignificant amount to somewhere in the region of US$3.5bn.

Bernard L. Madoff Investment Securities LLC

In December 2008, Bernard L. Madoff ('Madoff') was arrested for running a Ponzi scheme and a trustee was appointed for the liquidation of his firm, Bernard L. Madoff Investment Securities LLC ('Madoff Securities'), an SEC-registered broker-dealer and investment adviser. Since his appointment, the trustee has been recovering assets and processing claims of Madoff Securities customers. Madoff subsequently pleaded guilty to various charges and is serving a 150 year prison sentence. He has acknowledged, in essence, that while purporting to invest his customers' money in securities and, upon request, return their profits and principal, he in fact never invested in securities and used other customers' money to fulfil requests for the return of profits and principal. The relevant US authorities are continuing their investigations into his fraud, and have brought charges against others, including certain former employees and the former auditor of Madoff Securities.

Various non-US HSBC companies provided custodial, administration and similar services to a number of funds incorporated outside the US whose assets were invested with Madoff Securities. Based on information provided by Madoff Securities, as at 30 November 2008, the purported aggregate value of these funds was US$8.4bn, an amount that includes fictitious profits reported by Madoff. Based on information available to HSBC to date, we estimate that the funds' actual transfers to Madoff Securities minus their actual withdrawals from Madoff Securities during the time that HSBC serviced the funds totalled approximately US$4bn.

Plaintiffs (including funds, fund investors, and the Madoff Securities trustee) have commenced Madoff-related proceedings against numerous defendants in a multitude of jurisdictions. Various HSBC companies have been named as defendants in suits in the US, Ireland, Luxembourg and other jurisdictions. Certain suits (which included four US putative class actions) allege that the HSBC defendants knew or should have known of Madoff's fraud and breached various duties to the funds and fund investors.

In July 2010, the US District Court Judge overseeing a putative class action in the Southern District of Florida dismissed all claims against the HSBC defendants for lack of personal jurisdiction and on forum non conveniens grounds. In August 2011, the US Court of Appeals for the Eleventh Circuit affirmed the dismissal.

In November 2011, the US District Court Judge overseeing three related putative class actions in the Southern District of New York dismissed all claims against the HSBC defendants on forum non conveniens grounds, but temporarily stayed this ruling as to one of the actions against the HSBC defendants - the claims of investors in Thema International Fund plc - in light of a proposed amended settlement agreement pursuant to which, subject to various conditions, the HSBC defendants had agreed to pay from US$52.5m up to a maximum of US$62.5m. In December 2011, the court lifted this temporary stay and dismissed all remaining claims against the HSBC defendants, and declined to consider preliminary approval of the settlement. In light of the court's decisions, HSBC has terminated the settlement agreement. The Thema plaintiff contests HSBC's right to terminate. Plaintiffs in all three actions have filed notices of appeal to the US Court of Appeals for the Second Circuit.

In December 2010, the Madoff Securities trustee commenced suits against various HSBC companies in the US Bankruptcy Court and in the English High Court. The US action (which also names certain funds, investment managers, and other entities and individuals) sought US$9bn in damages and additional recoveries from HSBC and the various co-defendants. It sought damages against HSBC for allegedly aiding and abetting Madoff's fraud and breach of fiduciary duty. In July 2011, after withdrawing the case from the Bankruptcy Court in order to decide certain threshold issues, the US District Court Judge dismissed the trustee's various common law claims on the grounds that the trustee lacks standing to assert them. In December 2011, the District Court issued an order that allowed the trustee to immediately appeal that ruling and the trustee has filed a notice of appeal.

The District Court returned the remaining claims to the US Bankruptcy Court for further proceedings. Those claims seek, pursuant to US bankruptcy law, recovery of unspecified amounts received by HSBC from funds invested with Madoff, including amounts that HSBC received when it redeemed units HSBC held in the various funds. HSBC acquired those fund units in connection with financing transactions HSBC had entered into with various clients. The trustee's US bankruptcy law claims also seek recovery of fees earned by HSBC for providing custodial, administration and similar services to the funds. In September 2011, certain non-HSBC defendants moved again to withdraw the case from the Bankruptcy Court. Those withdrawal motions are currently pending before the District Court.

The trustee's English action seeks recovery of unspecified transfers of money from Madoff Securities to or through HSBC, on the grounds that the HSBC defendants actually or constructively knew of Madoff's fraud.  HSBC has not been served.

Between October 2009 and July 2011, Fairfield Sentry Limited and Fairfield Sigma Limited ('Fairfield'), funds whose assets were directly or indirectly invested with Madoff Securities, commenced multiple suits in the British Virgin Islands ('BVI') and the US against numerous fund shareholders, including various HSBC companies that acted as nominees for clients of HSBC's private banking business and other clients who invested in the Fairfield funds. The Fairfield actions seek restitution of amounts paid to the defendants in connection with share redemptions, on the ground that such payments were made by mistake, based on inflated values resulting from Madoff's fraud, and some actions also seek recovery of the share redemptions under BVI insolvency law. The actions in the US are currently stayed in the Bankruptcy Court while plaintiffs pursue an appeal of a decision that reversed the Bankruptcy Court's denial of defendants' motions to remand or abstain and pending developments in related appellate litigation in the BVI.

There are many factors which may affect the range of possible outcomes, and the resulting financial impact, of the various Madoff-related proceedings, including but not limited to the circumstances of the fraud, the multiple jurisdictions in which the proceedings have been brought and the number of different plaintiffs and defendants in such proceedings. For these reasons, among others, it is not practicable at this time for HSBC to estimate reliably the aggregate liabilities, or ranges of liabilities, that might arise as a result of all such claims but they could be significant. In any event, HSBC considers that it has good defences to these claims and will continue to defend them vigorously.

US mortgage-related investigations

In April 2011, HSBC Bank USA entered into a consent cease and desist order with the Office of the Comptroller of the Currency and HSBC Finance and HSBC North America Holdings Inc ('HNAH') entered into a similar consent order with the Federal Reserve Board following completion of a broad horizontal review of industry residential mortgage foreclosure practices. These consent orders require prescribed actions to address the deficiencies noted in the joint examination and described in the consent orders. HSBC Bank USA, HSBC Finance and HNAH continue to work with the Office of the Comptroller of the Currency and the Federal Reserve Board to align their processes with the requirements of the consent orders and are implementing operational changes as required.

These consent orders require an independent review of foreclosures pending or completed between January 2009 and December 2010 (the 'Foreclosure Review Period') to determine if any customer was financially injured as a result of an error in the foreclosure process. Customer outreach efforts are required, including mailings to customers and industry media advertising, to notify borrowers with foreclosures pending or completed during the Foreclosure Review Period of the foreclosure complaint review process and their ability to request a review of their foreclosure proceeding. The costs associated with the foreclosure review include the costs of conducting the customer outreach plan and complaint process, and the cost of any resulting remediation.

These consent orders do not preclude additional enforcement actions against HSBC Bank USA, HSBC Finance or HNAH by bank regulatory, governmental or law enforcement agencies, such as the US Department of Justice ('DoJ') or State Attorneys General, which could include the imposition of civil money penalties and other sanctions relating to the activities that are the subject of the consent orders. The Federal Reserve Board has indicated in a press release relating to the financial services industry in general that it believes monetary penalties are appropriate for the enforcement actions and that it plans to announce such penalties. An increase in private litigation concerning these practices is also possible.

It has been announced that the five largest US mortgage servicers (not including HSBC) have reached a settlement with the DoJ, the US Department of Housing and Urban Development and State Attorneys General of 49 states with respect to foreclosure and other mortgage servicing practices. HNAH, HSBC Bank USA and HSBC Finance have had preliminary discussions with bank regulators and other governmental agencies regarding a potential resolution, although the timing of any settlement is not presently known. Based on discussions to date, HSBC recognised provisions of US$257m in the fourth quarter of 2011 to reflect the estimated liability associated with a proposed settlement of this matter. Any such settlement, however, may not completely preclude other enforcement actions by state or federal agencies, regulators or law enforcement bodies related to foreclosure and other mortgage servicing practices, including, but not limited to matters relating to the securitisation of mortgages for investors, including the imposition of civil money penalties, criminal fines or other sanctions. In addition, such a settlement would not preclude private litigation concerning these practices.

Participants in the US mortgage securitisation market that purchased and repackaged whole loans have been the subject of lawsuits and governmental and regulatory investigations and inquiries, which have been directed at groups within the US mortgage market, such as servicers, originators, underwriters, trustees or sponsors of securitisations, and at particular participants within these groups. As the industry's residential mortgage foreclosure issues continue, HSBC Bank USA has taken title to an increasing number of foreclosed homes as trustee on behalf of various securitisation trusts. As nominal record owner of these properties, HSBC Bank USA has been sued by municipalities and tenants alleging various violations of law, including laws regarding property upkeep and tenants' rights. While HSBC believes and continues to maintain that the obligations at issue and the related liability are properly those of the servicer of each trust, HSBC continues to receive significant and adverse publicity in connection with these and similar matters, including foreclosures that are serviced by others in the name of 'HSBC, as trustee'.
HSBC Bank USA and HSBC Securities (USA) Inc. have been named as defendants in a number of actions in connection with residential mortgage-backed securities ('RMBS') offerings, which generally allege that the offering documents for securities issued by securitisation trusts contained material misstatements and omissions, including statements regarding the underwriting standards governing the underlying mortgage loans. These include an action filed in September 2011 by the Federal Housing Finance Agency. This action is one of a series of similar actions filed against 17 financial institutions alleging violations of federal securities laws and state statutory and common law in connection with the sale of private-label RMBS purchased by Fannie Mae and Freddie Mac, primarily from 2005 to 2008.

HSBC Bank USA has received subpoenas from the Securities and Exchange Commission ('SEC') seeking production of documents and information relating to its involvement and the involvement of its affiliates in specified private-label RMBS transactions as an issuer, sponsor, underwriter, depositor, trustee, custodian or servicer. HSBC Bank USA has also had preliminary contacts with other government authorities exploring the role of trustees in private label RMBS transactions. HSBC Bank USA also received a subpoena from the US Attorney's Office, Southern District of New York seeking production of documents and information relating to loss mitigation efforts with respect to residential mortgages in the State of New York and a Civil Investigative Demand from the Massachusetts State Attorney General seeking documents, information and testimony related to the sale of RMBS to public and private customers in the State of Massachusetts from January 2005 to the present.

HSBC expects this level of focus will continue and, potentially, intensify, so long as the US real estate markets continue to be distressed. As a result, HSBC Group companies may be subject to additional litigation and governmental and regulatory scrutiny related to its participation in the US mortgage securitisation market, either individually or as a member of a group. HSBC is unable to estimate reliably the financial effect of any action or litigation relating to these matters. As situations develop it is possible that any related claims could be significant.

Other US regulatory and law enforcement investigations

In October 2010, HSBC Bank USA entered into a consent cease and desist order with the Office of the Comptroller of the Currency and the indirect parent of that company, HNAH, entered into a consent cease and desist order with the Federal Reserve Board. These actions require improvements for an effective compliance risk management programme across the Group's US businesses, including US Bank Secrecy Act ('BSA') and Anti Money Laundering ('AML') compliance. Steps continue to be taken to address the requirements of these Orders to ensure compliance, and that effective policies and procedures are maintained.

The AML/BSA consent cease and desist orders do not preclude additional enforcement actions against HSBC Bank USA or HNAH by bank regulatory or law enforcement agencies, including the imposition of civil money penalties, criminal fines and other sanctions relating to activities that are the subject of the AML/BSA cease and desist orders. HSBC continues to cooperate in ongoing investigations by the DoJ, the Federal Reserve and the Office of the Comptroller of the Currency in connection with AML/BSA compliance including cross-border transactions involving its remittance and its former bulk cash businesses.

HSBC continues to cooperate in ongoing investigations by the DoJ, the New York County District Attorney's Office, the Office of Foreign Asset Control ('OFAC'), the Federal Reserve and the Office of the Comptroller of the Currency regarding historical transactions involving Iranian parties and other parties subject to OFAC economic sanctions.

In April 2011, HSBC Bank USA received a summons from the US Internal Revenue Service directing HSBC Bank USA to produce records with respect to US-based clients of an HSBC Group company in India. While the summons was withdrawn voluntarily, HSBC Bank USA has cooperated fully by providing responsive documents in its possession in the US to the US Internal Revenue Service, and engaging in efforts to resolve these matters.

HSBC continues to cooperate in ongoing investigations by the DoJ and the US Internal Revenue Service regarding whether certain Group companies acted appropriately in relation to certain customers who had US tax reporting requirements.

In April 2011, HSBC Bank USA received a subpoena from the SEC directing HSBC Bank USA to produce records in the US related to, among other things, HSBC Private Bank Suisse SA's cross-border policies and procedures and adherence to US broker-dealer and investment adviser rules and regulations when dealing with US resident clients. HSBC Bank USA continues to cooperate with the SEC.

HSBC continues to cooperate with an investigation by the US Senate Permanent Subcommittee on Investigations related to AML/BSA compliance, OFAC sanctions and compliance with US tax and securities laws.

In each of these US regulatory and law enforcement matters, HSBC Group companies have received Grand Jury subpoenas or other requests for information from US Government or other agencies, and HSBC is cooperating fully and engaging in efforts to resolve matters. It is likely that there will be some form of formal enforcement action which may be criminal or civil in nature in respect of some or all of the ongoing investigations. Investigations of several other financial institutions in recent years for breaches of BSA, AML and OFAC requirements have resulted in settlements. Some of those settlements involved the filing of criminal charges, in some cases including agreements to defer prosecution of these charges, and the imposition of fines and penalties. Some of those fines and penalties have been significant depending on the individual circumstances of each action. The investigations are ongoing. Based on the facts currently known, it is not practicable at this time for HSBC to determine the terms on which the ongoing investigations will be resolved or the timing of such resolution or for HSBC to estimate reliably the amounts, or range of possible amounts, of any fines and/or penalties. As matters progress, it is possible that any fines and/or penalties could be significant.

Investigations into the setting of London interbank offered rates and European interbank offered rates

Various regulators and competition and enforcement authorities around the world including in the UK, the US and the EU, are conducting investigations related to certain past submissions made by panel banks in connection with the setting of London interbank offered rates ('LIBOR') and European interbank offered rates. As certain HSBC entities are members of such panels, HSBC and/or its subsidiaries have been the subject of regulatory demands for information and are cooperating with their investigations. In addition, HSBC and other panel banks have been named in putative class action lawsuits filed by private parties in the US with respect to the setting of US dollar LIBOR. Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these regulatory investigations or putative class action lawsuits, including the timing and potential impact, if any, on HSBC.

14.  Goodwill impairment

It is HSBC's policy to test goodwill for impairment annually, and to perform an impairment test more frequently for cash generating units ('CGUs') when there are indications that conditions have changed for those CGUs since the last goodwill impairment test that would result in a different outcome.

During 2011 and 2010 there was no impairment of goodwill.

15.  Events after the balance sheet date

On 24 January 2012, we announced an agreement to sell our banking operations in Costa Rica, El Salvador and Honduras to Banco Davivienda S.A. ('Davivienda'), a Colombian-listed banking group, for a total consideration of US$801m in cash. The transaction is subject to regulatory and other approvals and is expected to complete in the fourth quarter of 2012. The assets and associated liabilities of these operations were classified as held for sale at 31 December 2011.

A fourth interim dividend for 2011 of US$0.14 per ordinary share (a distribution of approximately US$2,515m) was declared by the Directors after 31 December 2011.

These accounts were approved by the Board of Directors on 27 February 2012 and authorised for issue

16.  Capital resources

	At	At
	31 December	31 December
	2011	2010
	US$m	US$m

Composition of regulatory capital
Tier 1 capital
Shareholders' equity	154,148	142,746
Shareholders' equity per balance sheet	158,725	147,667
Preference share premium	(1,405)	(1,405)
Other equity instruments	(5,851)	(5,851)
Deconsolidation of special purpose entities	2,679	2,335

Non-controlling interests	3,963	3,917
Non-controlling interests per balance sheet	7,368	7,248
Preference share non-controlling interests	(2,412)	(2,426)
Non-controlling interests transferred to tier 2 capital	(496)	(501)
Non-controlling interests in deconsolidated subsidiaries	(497)	(404)

Regulatory adjustments to the accounting basis	(4,331)	1,794
Unrealised losses on available-for-sale debt securities	2,228	3,843
Own credit spread	(3,608)	(889)
Defined benefit pension fund adjustment	(368)	1,676
Reserves arising from revaluation of property and unrealised gains on
available-for-sale equities	(2,678)	(3,121)
Cash flow hedging reserve	95	285

Deductions	(31,284)	(32,341)
Goodwill capitalised and intangible assets	(27,419)	(28,001)
50% of securitisation positions	(1,207)	(1,467)
50% of tax credit adjustment for expected losses	188	241
50% of excess of expected losses over impairment allowances	(2,846)	(3,114)

Core tier 1 capital	122,496	116,116

Other tier 1 capital before deductions	17,939	17,926
Preference share premium	1,405	1,405
Preference share non-controlling interests	2,412	2,426
Hybrid capital securities	14,122	14,095

Deductions	(845)	(863)
Unconsolidated investments	(1,033)	(1,104)
50% of tax credit adjustment for expected losses	188	241

Tier 1 capital	139,590	133,179

	At	At
	31 December	31 December
	2011	2010
	US$m	US$m
Tier 2 capital
Total qualifying tier 2 capital before deductions	48,676	52,713
Reserves arising from revaluation of property and unrealised gains on
available-for-sale equities	2,678	3,121
Collective impairment allowances	2,660	3,109
Perpetual subordinated debt	2,780	2,781
Term subordinated debt	40,258	43,402
Non-controlling interests in tier 2 capital	300	300

Total deductions other than from tier 1 capital	(17,932)	(18,337)
Unconsolidated investments	(13,868)	(13,744)
50% of securitisation positions	(1,207)	(1,467)
50% of excess of expected losses over impairment allowances	(2,846)	(3,114)
Other deductions	(11)	(12)

Total regulatory capital	170,334	167,555

Risk-weighted assets
Credit risk	958,189	890,696
Counterparty credit risk	53,792	50,175
Market risk	73,177	38,679
Operational risk	124,356	123,563

Total	1,209,514	1,103,113

	2011	2010
	%	%
Capital ratios
Core tier 1 ratio	10.1	10.5
Tier 1 ratio	11.5	12.1
Total capital ratio	14.1	15.2

17.  Forward-looking statements

This news release contains certain forward-looking statements with respect to the financial condition, results of operations and business of HSBC. These forward-looking statements represent HSBC's expectations or beliefs concerning future events and involve known and unknown risks and uncertainty that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Certain statements, such as those that include the words 'potential', 'estimated', and similar expressions or variations on such expressions may be considered 'forward-looking statements'.

Past performance cannot be relied on as a guide to future performance.

18.  Statutory accounts

The information in this news release does not constitute statutory accounts within the meaning of Section 434 of the Companies Act 2006 (the Act). The statutory accounts for the year ended 31 December 2011 will be delivered to the Registrar of Companies in England and Wales in accordance with Section 441 of the Act. The auditor has reported on those accounts. Its report was unqualified and did not contain a statement under Section 498(2) or (3) of the Act.

19.  Dealings in HSBC Holdings plc shares

Except for dealings as intermediaries by HSBC Bank plc and The Hongkong and Shanghai Banking Corporation Limited, which are members of a European Economic Area exchange, neither HSBC Holdings nor any of its subsidiaries has purchased, sold or redeemed any listed securities of HSBC Holdings during the year ended 31 December 2011.

20.  Interim dividends for 2012

The Board has adopted a policy of paying quarterly interim dividends on the ordinary shares. Under this policy it is intended to have a pattern of three equal interim dividends with a variable fourth interim dividend. It is envisaged that the first interim dividend in respect of 2012 will be US$0.09 per ordinary share. The proposed timetables for the dividends in respect of 2012 are:

Interim dividends on the ordinary shares for 2012
	First	Second	Third	Fourth

Announcement	30 April 2012	30 July 2012	9 October 2012	4 March 2013

Shares quoted ex-dividend in London, Hong Kong, Paris and Bermuda	16 May 2012	15 August 2012	24 October 2012	20 March 2013
ADSs quoted ex-dividend in New York	16 May 2012	15 August 2012	24 October 2012	20 March 2013
Record date in Hong Kong	17 May 2012	16 August 2012	25 October 2012	21 March 2013
Record date in London, New York, Paris and Bermuda1	18 May 2012	17 August 2012	26 October 2012	22 March 2013
Payment date	5 July 2012	4 October 2012	12 December 2012	8 May 2013

1	Removals to and from the Overseas Branch Register of shareholders in Hong Kong will not be permitted on these dates.

21.  Corporate governance

We are committed to high standards of corporate governance. We have complied throughout the year with the applicable code provisions of The UK Corporate Governance Code issued by the Financial Reporting Council and the Code on Corporate Governance Practices in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, save that the Group Risk Committee (all the members of which are independent non-executive Directors), which was established in accordance with the recommendations of the Report on Governance in UK banks and other financial industry entities, is responsible for the oversight of internal controls (other than internal controls over financial reporting) and risk management systems (Code on Corporate Governance Practices, provisions C.3.3 paragraphs (f), (g) and (h)). If there were no Group Risk Committee, these matters would be the responsibility of the Group Audit Committee. The UK Corporate Governance Code is available at www.frc.org.uk and the Code on Corporate Governance Practices is available at www.hkex.com.hk.

The Board has adopted a code of conduct for transactions in HSBC Group Securities by Directors. The code of conduct complies with The Model Code in the Listing Rules of the Financial Services Authority and with The Model Code for Securities Transactions by Directors of Listed Issuers ('Hong Kong Model Code') set out in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, save that The Stock Exchange of Hong Kong Limited has granted certain waivers from strict compliance with the Hong Kong Model Code. The waivers granted by The Stock Exchange of Hong Kong Limited primarily take into account accepted practices in the UK, particularly in respect of employee share plans. Following a specific enquiry, each Director has confirmed that he or she has complied with the code of conduct for transactions in HSBC Group Securities throughout the year.

The Directors of HSBC Holdings plc as at the date of this announcement are:

D J Flint, S T Gulliver, S A Catz†, L M L Cha†, M K T Cheung†, J D Coombe†, R A Fairhead†, A A Flockhart, J W J Hughes-Hallett†, W S H Laidlaw†, J R Lomax†, I J Mackay, G Morgan†, N R N Murthy†, Sir Simon Robertson†, J L Thornton† and Sir Brian Williamson†.

†  Independent non-executive Director

The Group Audit Committee has reviewed the annual results for 2011.

22.  Annual Review and Annual Report and Accounts

The Annual Review 2011 and/or Annual Report and Accounts 2011 will be mailed to shareholders on or about Tuesday, 27 March 2012. Copies may be obtained from Communications, HSBC Holdings plc, 8 Canada Square, London E14 5HQ, United Kingdom; Communications (Asia), The Hongkong and Shanghai Banking Corporation Limited, 1 Queen's Road Central, Hong Kong; Employee Communications, HSBC - North America, 26525 N Riverwoods Boulevard, Mettawa, Illinois 60045, USA; Direction de la Communication, HSBC France, 103 avenue des Champs Elysées, 75419 Paris Cedex 08, France; or from the HSBC Group website www.hsbc.com.

A Chinese translation of the Annual Review and Annual Report and Accounts is available upon request after 27 March 2012 from Computershare Hong Kong Investor Services Limited, Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

A French translation of the Annual Review may be obtained on request from May onwards from Direction de la Communication, HSBC France, 103 avenue des Champs Elysées, 75419 Paris Cedex 08, France.

The Annual Review and Annual Report and Accounts will be available on the Stock Exchange of Hong Kong's website www.hkex.com.hk.

The Form 20-F will be filed with the US Securities and Exchange Commission.

Custodians or nominees that wish to distribute copies of the Annual Review and/or Annual Report and Accounts to their clients may request copies by writing to: Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol BS99 6ZZ, United Kingdom.

23.  HSBC Holdings plc - Capital and Risk Management Pillar 3 Disclosures

HSBC also publishes its Capital and Risk Management Pillar 3 Disclosures at 31 December 2011 ('Pillar 3 Disclosures 2011') today and the report is available on the HSBC Group website - www.hsbc.com.

A Chinese translation of the Pillar 3 Disclosures 2011 will be available on the HSBC Group website on 30 March 2012.

24.  Annual General Meeting

The 2012 Annual General Meeting of the Company will be held at the Barbican Hall, Barbican Centre, London EC2 on Friday, 25 May 2012 at 11.00 am.

Notice of the meeting will be mailed to shareholders on or about Tuesday, 27 March 2012.

25.  Interim Management Statements and Interim Results for 2012

Interim Management Statements are expected to be issued on 8 May 2012 and 5 November 2012. The Interim Results for the six months to 30 June 2012 are expected to be announced on Monday, 30 July 2012.

26.  News release

Copies of this news release may be obtained from Communications, HSBC Holdings plc, 8 Canada Square, London E14 5HQ, United Kingdom; Communications (Asia), The Hongkong and Shanghai Banking Corporation Limited, 1 Queen's Road Central, Hong Kong; Employee Communications, HSBC - North America, 26525 N Riverwoods Boulevard, Mettawa, Illinois 60045, USA; Direction de la Communication, HSBC France, 103 avenue des Champs Elysées, 75419 Paris Cedex 08, France. The news release will also be available on the HSBC Group website - www.hsbc.com.

27.  For further information contact:

Group Head Office, London                               Hong Kong
Patrick Humphris                                                  Margrit Chang
Telephone: +44(0)20 7992 1631                           Tlephone: +852 2822 4983

Investor relations enquiries to:                           Investor relations enquiries to:
Alastair Brown                                                       Hugh Pye
Manager Investor Relations                                Head of Investor Relations (Asia)
Telephone: +44 (0)20 7992 1938                           Telephone: +852 2822 4908

Chicago                                                                   Paris
Diane Bergan                                                          Sophie Ricord
Telephone +1 224 544 3310                                   Telephone: +33 1 40 70 33 05

                                                                                   Investor relations enquiries to:
                                                                                  Marc Cuchet
                                                                                  Telephone +33 1 41 02 41 91

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                                  Date: 27 February, 2012